Form 10-K405, Exhibit 13
period 1996-12-31
MILLENNIUM PHARMACEUTICALS INC
filed 1997-03-31
CIK 1002637

                                                                      EXHIBIT 13
                                                                      ----------


                        Millennium Pharmaceuticals, Inc.
                       1996 Annual Report to Stockholders

MILLENNIUM PHARMACEUTICALS, INC.
     Selected Financial Data

---------------------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31,                           1993        1994       1995          1996
---------------------------------------------------------------------------------------------
STATEMENTS OF OPERATIONS DATA:
(in thousands, except per share data)
Revenue under strategic alliances               $    --     $  7,963    $22,880     $ 31,764
Costs and expenses:
  Research and development                        2,859       10,990     17,838       34,803
  General and administrative                      1,530        3,240      3,292        7,973
---------------------------------------------------------------------------------------------
                                                  4,389       14,230     21,130       42,776
---------------------------------------------------------------------------------------------
Income (loss) from operations                    (4,389)      (6,267)     1,750      (11,012)
Interest income (expense), net                      101         (105)      (466)       2,244
---------------------------------------------------------------------------------------------
Net income (loss)                               $(4,288)    $ (6,372)   $ 1,284     $ (8,768)
=============================================================================================
Pro forma net income (loss) per share                                   $  0.07     $  (0.39)
=============================================================================================
Shares used in computing pro forma
net income (loss) per share                                              19,151       22,287


---------------------------------------------------------------------------------------------
DECEMBER 31,                                      1993        1994       1995          1996
---------------------------------------------------------------------------------------------
BALANCE SHEET DATA:
(in thousands)
Cash, cash equivalents and
  marketable securities                         $ 4,629     $  6,105    $17,847     $ 63,848
Working capital                                   3,517        3,151     10,498       60,273
Total assets                                      6,156       10,101     25,105       87,744
Long-term debt, net of current portion               --        3,067      1,467           --
Capital lease obligations, net of
  current portion                                   826        2,359      2,499        9,308
Accumulated deficit                              (4,288)     (10,660)    (9,376)     (18,144)
Total stockholders' equity                      $ 4,164     $  1,559    $13,096     $ 66,639

MILLENNIUM PHARMACEUTICALS, INC.
     Management's Discussion and Analysis of
Financial condition and Results of Operations

OVERVIEW

The Company was incorporated in January of 1993 and has devoted substantially all of its resources to the development and application of genetics, genomics and bioinformatics technology used to identify the genes responsible for major diseases, as well as comprehensive technologies to elucidate the role of these genes in disease initiation and progression. To date, all of the Company's revenue has resulted from payments from strategic partners and the Company has not received any revenue from the sale of products or services.

The Company has entered into several strategic alliances: in March 1994 with Hoffmann-La Roche Inc. ("Roche") in obesity and type II diabetes; in October 1995 and March 1996 with Eli Lilly and Company ("Lilly") in atherosclerosis and select areas of oncology, respectively; in December 1995 with Astra AB ("Astra") in inflammatory respiratory diseases; and in July 1996 with American Home Products ("AHP") in certain disorders of the central nervous system. These agreements have provided the Company with various combinations of equity investments, up-front and follow-on fees and research funding and may provide certain additional payments upon the attainment of research and regulatory milestones and royalty and/or profit sharing payments based on sales of any products resulting from the collaborations. Revenue recognized under the collaborations through December 31, 1996 has aggregated approximately $62,607,000.

Although the Company intends to enter into additional strategic alliances, it also expects to incur increasing expenses and additional losses for at least the next several years, primarily due to expansion of its research and development programs. Payments under strategic alliance and licensing arrangements will be subject to significant fluctuation in both timing and amounts resulting in periods of profitability and periods of losses; therefore, the Company's results of operations for any period may not be comparable to the results of operations for any other period.


RESULTS OF OPERATIONS

Years Ended December 31, 1996 and December 31, 1995

Revenue under strategic alliances increased to $31,764,000 for the year ended December 31, 1996 (the "1996 Period") from $22,880,000 for the year ended December 31, 1995 (the "1995 Period"). During the 1996 Period, the Company recognized strategic alliance revenue from four partners--Roche, Lilly, Astra, and AHP. During the 1995 Period, strategic alliance revenue was primarily received from Roche, however in the fourth quarter of 1995, the Company received license fees on new collaborations with Lilly and Astra. The 1996 Period also included an up-front license fee from AHP and various research milestone payments. Effective March 1996, Lilly exercised its option to enter into a strategic alliance in select areas of oncology. In connection with the execution of this agreement, the Company recognized $2,750,000 of revenue that had been previously deferred.

Research and Development expenses increased to $34,803,000 for the 1996 Period from $17,838,000 for the 1995 Period. The increase was primarily attributable to increased payroll and personnel expenses as the Company hired additional research and development personnel, increased purchase of laboratory supplies, increased equipment depreciation and facilities expenses in connection with the expansion of the Company's research efforts and increased costs associated with the collection of patient information and DNA samples. The Company expects research and development expenses to continue to increase as personnel and research and development facilities are expanded to accommodate the Company's existing strategic alliances. Such expenses will also increase to the extent that the Company enters into additional strategic alliances with third parties.

General and administrative expenses increased to $7,973,000 for the 1996 Period from $3,292,000 for the 1995 Period. The increase was primarily attributable to increased payroll and personnel expenses as the

Company hired additional management and administrative personnel, and professional fees in connection with the overall scale-up of the Company's operations and business development efforts. It is anticipated that general and administrative expenses will continue to increase as the Company continues to expand its operations.

The Company had net interest income of $2,244,000 for the 1996 Period and net interest expense of $466,000 for the 1995 Period. The transition to net interest income was due to increased interest income earned on higher balances of cash and investment securities.

On February 10, 1997, the Company acquired ChemGenics Pharmaceuticals Inc. (ChemGenics) in exchange for approximately 4,800,000 shares of common stock. In addition, a principal shareholder of ChemGenics received $4,000,000 in settlement of a promissory note and repurchase of warrants previously issued by ChemGenics. Under purchase accounting, the Company expects that a substantial portion of the purchase value of ChemGenics will be charged to 1997 operating results as acquired in-process research and development.

Years Ended December 31, 1995
and December 31, 1994

Revenue under strategic alliances increased to $22,880,000 for the year ended December 31, 1995 (the "1995 Period") from $7,963,000 for the year ended December 31, 1994 (the "1994 Period"). The increase for the 1995 Period was due to the inclusion of a full year of research funding and a research milestone payment from Roche, up-front fees from Lilly and Astra, and research funding from Lilly.

Research and development expenses increased to $17,838,000 for the 1995 Period from $10,990,000 for the 1994 Period. The increase was primarily attributable to increased payroll and personnel expenses as the Company hired additional research and development personnel, increased purchase of laboratory supplies, increased equipment depreciation and facilities expenses in connection with the expansion of the Company's research efforts, and increased costs associated with the collection of patient information and DNA samples.

General and administrative expenses were relatively unchanged at $3,292,000 for the 1995 Period as compared with $3,240,000 for the 1994 Period.

Net interest expense increased to $466,000 for the 1995 Period from $105,000 for the 1994 Period. This increase was due to increased interest expense incurred on capital lease obligations and debt, both entered into in 1995, partially offset by increased interest income earned on higher balances of cash and marketable securities.


LIQUIDITY AND CAPITAL RESOURCES

The Company has financed its operations since inception primarily through strategic alliances, private placement of equity securities, issuance of debt and capital leases. In May 1996, the Company completed an initial public offering of common stock resulting in proceeds, net of underwriting discounts and offering costs, of $57,103,000. Through December 31, 1996, the Company recognized approximately $62,607,000 of revenue under strategic alliances. The private placement of equity securities has provided the Company with aggregate gross proceeds of approximately $25,950,000. The Company has obtained $4,000,000 in long-term debt, $16,400,000 in capital lease financings, and $1,100,000 to finance the build-out of an 8,000 square foot in-house animal facility. As of December 31, 1996, the Company had approximately $63,848,000 in cash, cash equivalents and marketable securities.

Although the Company had no material commitments for capital expenditures at December 31, 1996, the Company expects capital expenditures to continue to be significant over the next several years as facilities are expanded and equipment is acquired to support increased research and development efforts.

As of December 31, 1996, the Company had net operating loss carryforwards of approximately $16,596,000 to offset future federal and state taxable income through 2011. Due to the degree of uncertainty related to the ultimate realization of such prior losses, no benefit has been recognized as of December 31, 1996. Moreover, utilization of such losses in future years may be limited under the change of stock ownership rules of the Internal Revenue Service.

The Company believes that existing cash and marketable securities and anticipated cash flow from its current strategic alliances will be sufficient to support the Company's operations for at least the next 24 months. The Company's forecast of the period of time through which its financial resources will be adequate to support its operations is forward-looking information, and, as such, actual results may vary.

Factors that may cause actual results to vary include those set forth below under the heading "Factors Affecting Future Operating Results."


FACTORS AFFECTING FUTURE OPERATING RESULTS

This Annual Report to Stockholders contains forward-looking statements. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "expects," "intends," and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause the Company's actual results to differ materially from those indicated by such forward-looking statements. These factors include, without limitation, those set forth below and elsewhere in this Annual Report to Stockholders and in the Section titled "Business Factors which May Affect Results" in the Company's Annual Report on Form 10-K for the year ended December 31, 1996, as filed with the Securities and Exchange Commission, which Section is incorporated herein by reference.

The Company is at an early stage of development. To date, the Company has not developed or commercialized any products based on its technological approaches. There can be no assurance that these approaches will enable the Company to successfully identify and characterize genes that predispose individuals to the diseases that are the principal focus of its disease research programs or to use any resulting information to develop molecular targets of utility for pharmaceutical product development. Even if the Company is successful in identifying genes associated with specific diseases, there can be no assurance that its gene discoveries will lead to the development of therapeutic and diagnostic products. In addition, the Company faces intense competition from commercial and academic organizations, many of which are larger and better financed.

The Company has a substantial accumulated deficit. The Company expects to incur losses for at least the next several years and that such losses will increase as the Company expands its research and development activities. The Company will require substantial additional funds for its research and product development programs, operating expenses, the pursuit of regulatory approvals and expansion of its production, sales and marketing capabilities. Adequate funds for these purposes, whether through equity or debt financings, collaborative or other arrangements with corporate partners or from other sources, may not be available when needed or on terms acceptable to the Company. Insufficient funds could require the Company to delay, scale back or eliminate certain of its research and product development programs or to license to third parties to commercialize products or technologies that the Company would otherwise develop or commercialize itself.

The Company's strategy for development and commercialization of diagnostic and therapeutic products based upon its gene discoveries depends upon the formation of various strategic alliances and licensing arrangements. There can be no assurance that current or any future strategic alliances or licensing arrangements ultimately will be successful. If any of the Company's strategic partners were to breach or terminate its agreement with the Company or otherwise fail to conduct its collaborative activities successfully in a timely manner, such delay or termination could have a material adverse effect on the Company's business, financial condition and results of operations.

Proprietary rights relating to the products, methods and services of the Company will be protected from unauthorized use by third parties only to the extent that they are covered by valid and enforceable patents or are maintained in confidence as trade secrets. There can be no assurance that any pending patent applications relating to the products, methods and services of the Company will result in patents being issued or that any such patents will afford protection against competitors with similar technology. There may be pending or issued third-party patents relating to the methods and services of the Company and the Company may need to acquire licenses to, or to contest the validity of, any such patents.

It is likely that significant funds would be required to defend any claim that the Company infringes a third-party patent. There can be no assurance that any license required under any such patent would be made available.

The Company recently has significantly increased the scale of its operations to support the expansion of its disease research programs and its strategic alliances, including the acquisition of ChemGenics Pharmaceuticals Inc. in February 1997. The resulting growth in personnel and facilities could place significant strains on the Company's management, operations and systems.

Other factors that may affect the Company's future operating results include the inherent risk of product liability claims which may result from testing, marketing and sale of pharmaceutical products, the Company's fluctuations in quarterly operating results, the Company's ability to continue to attract and retain qualified management and scientific staff, and its ability to obtain on a timely basis regulatory approvals for marketing and sale of its products and to compete successfully in the market.

REPORT OF INDEPENDENT AUDITORS


Board of Directors and Stockholders
Millennium Pharmaceuticals, Inc.

We have audited the accompanying balance sheets of Millennium Pharmaceuticals, Inc. as of December 31, 1996 and 1995, and the related statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Millennium Pharmaceuticals, Inc. at December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                      /s/ Ernst & Young LLP



Boston, Massachusetts

January 31, 1997, except for Note 11,
as to which the date is February 10, 1997

MILLENNIUM PHARMACEUTICALS, INC.
     Balance Sheets

--------------------------------------------------------------------------------------
DECEMBER 31,                                                  1996           1995
--------------------------------------------------------------------------------------
Assets
  Current assets:
      Cash and cash equivalents                           $ 10,088,302    $10,586,260
      Marketable securities                                 53,759,671      7,260,284
      Due from strategic partners                            5,709,870           --
    Prepaid expenses and other current assets                2,512,670        694,763
--------------------------------------------------------------------------------------
  Total current assets                                      72,070,513     18,541,307
  Property and equipment, net                               15,191,277      4,905,528
  Due from strategic partners                                     --        1,463,333
  Deposits and other assets                                    482,660        194,682
--------------------------------------------------------------------------------------
  Total assets                                            $ 87,744,450    $25,104,850
======================================================================================

  Liabilities and Stockholders' Equity
  Current liabilities:
    Accounts payable                                      $  2,262,458    $ 1,122,446
    Accrued expenses                                         1,283,782        567,611
    Deferred revenue                                         3,543,002      3,110,000
    Current portion of long-term debt                        1,466,667      1,600,000
    Current portion of capital lease obligations             3,241,507      1,643,168
--------------------------------------------------------------------------------------
  Total current liabilities                                 11,797,416      8,043,225
  Long-term debt, net of current portion                          --        1,466,667
  Capital lease obligations, net of current portion          9,308,272      2,499,088

  Commitments and contingencies
  Stockholders' equity:
    Preferred Stock, $0.001 par value; 5,000,000
      shares in 1996 and 14,000,000 shares in 1995
      authorized:
        Series A convertible preferred stock; 8,450,000
          shares issued and outstanding in 1995                   --            8,450
        Series B convertible preferred stock; 2,000,000
          shares issued and outstanding in 1995                   --            2,000
        Series C convertible preferred stock; 1,333,333
          shares issued and outstanding in 1995                   --            1,333
    Common Stock, $0.001 par value; 100,000,000 shares
      in 1996 and 25,000,000 shares in 1995 authorized;
      23,914,151 shares in 1996 and 4,211,926 shares in
      1995 issued and outstanding                               23,914          4,212
    Additional paid-in capital                              87,789,956     22,722,267
    Deferred compensation                                   (2,767,846)          --
    Notes receivable from officers                            (245,242)      (266,681)
    Unrealized loss on marketable securities                   (18,318)          --
    Accumulated deficit                                    (18,143,702)    (9,375,711)
--------------------------------------------------------------------------------------
  Total stockholders' equity                                66,638,762     13,095,870
--------------------------------------------------------------------------------------
  Total liabilities and stockholders' equity              $ 87,744,450    $25,104,850
======================================================================================

MILLENNIUM PHARMACEUTICALS, INC.
     Statements of Operations

--------------------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31,                             1996            1995           1994
--------------------------------------------------------------------------------------------
Revenue under strategic alliances               $ 31,763,625    $22,880,000     $ 7,962,500
Costs and expenses:
    Research and development                      34,803,256     17,838,260      10,989,679
    General and administrative                     7,972,754      3,291,634       3,240,118
--------------------------------------------------------------------------------------------
                                                  42,776,010     21,129,894      14,229,797
--------------------------------------------------------------------------------------------
Income (loss) from operations                    (11,012,385)     1,750,106      (6,267,297)
Interest income                                    3,131,590        358,635         125,599
Interest expense                                    (887,196)      (824,375)       (230,756)
--------------------------------------------------------------------------------------------
Net income (loss)                               $ (8,767,991)   $ 1,284,366     $(6,372,454)
============================================================================================
Pro forma net income (loss) per share           $      (0.39)   $      0.07
============================================================================================
Shares used in computing pro forma net income
  (loss) per share                                22,286,711     19,150,695


MILLENNIUM PHARMACEUTICALS, INC.
     Statements of Cash Flows

--------------------------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31,                                    1996            1995           1994
--------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income (loss)                                     $ (8,767,991)   $ 1,284,366     $(6,372,454)
Adjustments to reconcile net income (loss) to cash
  provided by (used in) operating activities:
    Depreciation and amortization                        3,866,698      1,726,074         763,165
    Loss on asset disposal                                 199,028             --              --
    Amortized interest income                             (280,002)            --              --
    Stock compensation                                     794,717             --              --
    Changes in operating assets and liabilities:
      Prepaid expenses and other current assets         (1,817,907)      (532,722)       (108,280)
      Due from strategic partners                       (3,966,535)    (1,463,333)             --
      Deposits and other assets                           (287,978)       (17,784)        (68,890)
      Accounts payable and accrued expenses              1,856,183        441,480         304,010
      Deferred revenue                                     433,002      3,110,000              --
--------------------------------------------------------------------------------------------------
Net cash provided by (used in) operating activities     (7,970,785)     4,548,081      (5,482,449)

INVESTING ACTIVITIES
Purchase of property and equipment                      (3,209,644)      (760,245)        (39,763)
Sale of marketable securities                           52,595,227      1,171,729         989,517
Purchase of marketable securities                      (99,112,932)    (8,432,013)             --
--------------------------------------------------------------------------------------------------
Net cash provided by (used in) investing activities    (49,727,349)    (8,020,529)        949,754

FINANCING ACTIVITIES
Proceeds from sale of Common Stock and warrants         57,402,597        109,741          16,977
Proceeds from sale of Preferred Stock                    3,499,992     10,250,000       3,750,000
Proceeds from employee stock purchases                     656,649             --              --
Repurchase of Common Stock                                  (3,688)          (332)            (96)
Loan to officer                                            (21,066)            --              --
Proceeds from long-term debt                                    --             --       4,000,000
Payments on long-term debt                              (1,600,000)      (933,333)             --
Payments of capital lease obligations                   (2,734,308)    (1,472,836)       (768,025)
--------------------------------------------------------------------------------------------------
Net cash provided by
  financing activities                                  57,200,176      7,953,240       6,998,856
--------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents          (497,958)     4,480,792       2,466,161
--------------------------------------------------------------------------------------------------
Cash and cash equivalents at beginning of year          10,586,260      6,105,468       3,639,307
--------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year              $ 10,088,302    $10,586,260     $ 6,105,468
==================================================================================================
Non-cash investing and financing activities:
Equipment acquired under capital leases               $ 11,141,831    $ 2,215,180     $ 3,014,148
==================================================================================================

MILLENNIUM PHARMACEUTICALS, INC.
     Statements of Stockholders' Equity

-----------------------------------------------------------------------------------------------------------
                                     CONVERTIBLE PREFERRED STOCK       COMMON STOCK           ADDITIONAL
                                                                                            PAID-IN CAPITAL
                                          SHARES       AMOUNT        SHARES      AMOUNT
-----------------------------------------------------------------------------------------------------------
Balance at January 1, 1994              8,450,000    $  8,450      1,963,250    $ 1,963       $ 8,441,550
Issuance of Series B
  Convertible Preferred Stock           1,250,000       1,250                                   3,748,750
Issuance of Common Stock                                           1,095,632      1,096            15,881
Repurchase of Common Stock                                           (95,602)      (96)
Net loss
-----------------------------------------------------------------------------------------------------------
Balance at December 31, 1994            9,700,000       9,700      2,963,280      2,963        12,206,181
Issuance of Series B
  Convertible Preferred Stock             750,000         750                                   2,249,250
Issuance of Series C
  Convertible Preferred Stock           1,333,333       1,333                                   7,998,667
Issuance of Common Stock in
  exchange for note from officer                                     533,364        533           159,476
Issuance of Common Stock                                           1,047,543      1,048           108,693
Repurchase of Common Stock                                          (332,261)      (332)
Net income
-----------------------------------------------------------------------------------------------------------
Balance at December 31, 1995           11,783,333      11,783      4,211,926      4,212        22,722,267
Issuance of Series D
  Convertible Preferred Stock             388,888         389                                   3,499,603
Conversion of Convertible Preferred
  Stock to Common Stock               (12,172,221)    (12,172)    12,172,221     12,172
Issuance of Common Stock                                           5,175,000      5,175        57,097,422
Repurchase of Common Stock                                          (342,818)      (343)           (3,345)
Exercise of stock warrants                                           300,000        300           299,700
Employee stock purchases                                           2,343,197      2,343           654,306
Issuance of Common Stock in
  exchange for note from officer                                      54,625         55            32,720
Forgiveness of notes
  from officers
Deferred stock compensation                                                                     3,487,283
Stock compensation earned
Unrealized loss on
  marketable securities
Net loss
===========================================================================================================
Balance at December 31, 1996                   --    $     --     23,914,151    $23,914       $87,789,956
===========================================================================================================

MILLENNIUM PHARMACEUTICALS, INC.
     Statements of Stockholders' Equity

--------------------------------------------------------------------------------------------------------------------
                                         DEFERRED          NOTES       UNREALIZED     ACCUMULATED         TOTAL
                                      COMPENSATION      RECEIVABLE       LOSS ON        DEFICIT       STOCKHOLDERS'
                                                           FROM         MARKETABLE                        EQUITY
                                          SHARES         OFFICERS      SECURITIES
--------------------------------------------------------------------------------------------------------------------
Balance at January 1, 1994                                                            $ (4,287,623)    $ 4,164,340
Issuance of Series B
  Convertible Preferred Stock                                                                            3,750,000
Issuance of Common Stock                                                                                    16,977
Repurchase of Common Stock                                                                                     (96)
Net loss                                                                                (6,372,454)     (6,372,454)
--------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1994                                                           (10,660,077)      1,558,767
Issuance of Series B
  Convertible Preferred Stock                                                                            2,250,000
Issuance of Series C
  Convertible Preferred Stock                                                                            8,000,000
Issuance of Common Stock in
  exchange for note from officer                          $(266,681)                                      (106,672)
Issuance of Common Stock                                                                                   109,741
Repurchase of Common Stock                                                                                    (332)
Net income                                                                               1,284,366       1,284,366
--------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1995                               (266,681)                    (9,375,711)     13,095,870
Issuance of Series D
  Convertible Preferred Stock                                                                            3,499,992
Conversion of Convertible Preferred
  Stock to Common Stock
Issuance of Common Stock                                                                                57,102,597
Repurchase of Common Stock                                                                                  (3,688)
Exercise of stock warrants                                                                                 300,000
Employee stock purchases                                                                                   656,649
Issuance of Common Stock in
  exchange for note from officer                            (53,841)                                       (21,066)
Forgiveness of notes
  from officers                                              75,280                                         75,280
Deferred stock compensation              $(3,487,283)
Stock compensation earned                    719,437                                                       719,437
Unrealized loss on
  marketable securities                                                  $(18,318)                         (18,318)
Net loss                                                                                (8,767,991)     (8,767,991)
====================================================================================================================
Balance at December 31, 1996             $(2,767,846)     $(245,242)     $(18,318)    $(18,143,702)    $66,638,762
====================================================================================================================

MILLENNIUM PHARMACEUTICALS, INC.
     Notes to Financial Statements
  December 31, 1996


[1]  BASIS OF PRESENTATION

The Company

The Company was incorporated in January 1993, and has devoted substantially all of its resources to the development and application of genetics, genomics and bioinformatics technologies used to identify the genes responsible for major diseases, as well as comprehensive technologies to elucidate the role of these genes in disease initiation and progression.

Risks and Uncertainties

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.


[2]  SIGNIFICANT ACCOUNTING POLICIES

Cash Equivalents and Marketable Securities

Cash equivalents consist principally of money market funds and corporate bonds with original maturities of three months or less at the date of purchase. Cash equivalents and marketable securities at December 31, 1996 and 1995 are classified as available-for-sale. The estimated fair value of cash equivalents is equal to the cost of the securities and, due to the nature of these securities, there are no unrealized gains or losses at the balance sheet date.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash equivalents and marketable securities. The Company's cash equivalents and marketable securities are held by high-credit quality financial institutions. By policy, the Company limits the credit exposure to any one financial institution. At December 31, 1996, the Company had no significant concentrations of credit risk.

Property and Equipment

Equipment consists principally of assets held under capitalized leases and is stated at the present value of future minimum lease obligations. Depreciation is recorded over the shorter of the estimated useful life or the term of the lease using the straight-line method. Leasehold improvements are stated at cost and are amortized over the remaining life of the building lease.

Revenue Recognition

The Company recognizes revenue under strategic alliances as reimbursable expenses are incurred, certain milestones are achieved or license fees are earned.

Stock-Based Compensation

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) in accounting for its stock-based compensation plans, rather than the alternative fair value accounting method provided for under Financial Accounting Standards Board Statement No. 123, "Accounting for Stock-Based Compensation," as this alternative requires the use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, when the exercise price of options granted under these plans equals the market price of the underlying stock on the date of grant, no compensation expense is required.

Accounting Pronouncement

In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which establishes criteria for the recognition and measurement of impairment loss associated with long-lived assets. The Company adopted Statement No. 121 in the first quarter of 1996. The adoption of this Statement had no impact on the financial position or results of operations of the Company as no indicators of impairment currently exist.

Income Taxes

The liability method is used to account for income taxes. Deferred tax assets and liabilities are determined based on differences between financial reporting and income tax bases of assets and liabilities, as well as net operating loss carryforwards and are measured using the enacted tax rates and laws that will be in effect when the differences reverse. Deferred tax assets may be reduced by a valuation allowance to reflect the uncertainty associated with their ultimate realization.

Pro Forma Net Income Per Share

Pro forma net income per share is computed using the weighted-average number of outstanding shares of Common Stock and Common Stock equivalents, assuming conversion of Series A, B, C and D Convertible Preferred Stock into Common Stock (as of their original date of issuance), which occurred upon completion of the Company's initial public offering in May 1996 and the exercise of stock options and warrants (using the treasury stock method). Common Stock equivalents are excluded from the computation when their effect is anti-dilutive; however, pursuant to the requirements of the Securities and Exchange Commission, Common Stock equivalent shares relating to stock options and warrants (using the treasury stock method and an initial public offering price of $12.00 per share) and Convertible Preferred Stock issued during the twelve-month period prior to the initial public offering are included for all periods prior to the initial public offering whether or not they are anti-dilutive. Historical earnings per share have not been presented because such amounts are not meaningful due to the significant change in the Company's capital structure that occurred in connection with the Company's initial public offering.


[3]  MARKETABLE SECURITIES

Marketable securities consist of high-grade corporate bonds, which are carried at fair value, with the unrealized gains and losses reported in a separate component of stockholders' equity. At December 31, 1995, the estimated fair value of these securities were equal to their cost and all such securities had a maturity of less than one year. At December 31, 1996 these securities had a cost of $53,777,989, and an estimated fair value of $53,759,671, resulting in gross unrealized gains of $11,666 and gross unrealized losses of $29,984. There have been no realized gains or losses on sales of any securities in 1996, 1995, or 1994.

The amortized cost and estimated fair value of debt securities at December 31, 1996, by contractual maturity, are shown below.

-------------------------------------------------------------
                                   COST          ESTIMATED
                                                 FAIR VALUE
-------------------------------------------------------------
Due in one year or less        $43,636,511      $43,639,049
Due in one year to two years    10,141,478       10,120,622
-------------------------------------------------------------
                               $53,777,989      $53,759,671
=============================================================


[4]  DUE FROM STRATEGIC PARTNERS

Included in Due from Strategic Partners is a $2,000,000 noninterest-bearing receivable, due no later than December 31, 1997, in consideration for certain rights granted under a licensing arrangement with Astra AB (see Note 9). Using the Company's long-term borrowing rate, the receivable has been recorded net of $560,000 of deferred interest income. Interest is being amortized using the effective interest rate method.


[5]  PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31:

-----------------------------------------------------------
                                   1996              1995
-----------------------------------------------------------
Equipment                      $18,826,846       $7,239,113
Leasehold improvements           2,468,688          254,131
-----------------------------------------------------------
                                21,295,534        7,493,244

Less accumulated depreciation
  and amortization               6,104,257        2,587,716
-----------------------------------------------------------
                               $15,191,277       $4,905,528
===========================================================

[6]  LONG-TERM DEBT

On December 1, 1994, the Company borrowed $4,000,000 from a corporate lender secured by all owned assets of the Company. Interest accrues at 16.05%. Monthly principal payments of $133,333 commenced on June 30, 1995 and are due through November 30, 1997. Accordingly, principal payments of $1,466,667 are due in 1997. The fair value of long-term debt approximates its carrying value based upon current interest rates as compared to rates in effect at the time of the borrowing.


[7]  LEASES

The Company conducts the majority of its operations in leased facilities with leased equipment. At December 31, 1996 and 1995, respectively, the Company has capitalized leased equipment totaling $17,325,151 and $6,469,921 and related accumulated amortization of $5,955,465 and $2,538,860.

The Company leases its laboratory and office space under an operating lease agreement with a fixed term of ten years and a five-year renewal option. In addition to the minimum lease commitments, the agreement requires payment of the Company's pro rata share of property taxes and building operating expenses.

In 1996, the Company entered into a two-year lease, effective March 1, 1997, for additional laboratory space with annual rent of approximately $1,594,000 exclusive of occupancy expenses.

At December 31, 1996, future minimum commitments under leases with noncancelable terms of more than one year are as follows:

-------------------------------------------------------------------------
YEAR                                             CAPITAL       OPERATING
                                                 LEASES         LEASES
-------------------------------------------------------------------------
1997                                          $ 4,160,000    $ 3,236,000
1998                                            3,573,000      3,696,000
1999                                            3,196,000      2,271,000
2000                                            2,182,000      2,005,000
2001                                            1,598,000      2,005,000
Thereafter                                             --      4,011,000
-------------------------------------------------------------------------
Total                                         $14,709,000    $17,224,000
=========================================================================
Less amount representing interest               2,159,000
-------------------------------------------------------------------------
Present value of minimum lease payments        12,550,000
Less current portion of capital
  lease obligations                             3,242,000
-------------------------------------------------------------------------
Capital lease obligations                      $9,308,000
=========================================================================

Total rent expense was $2,415,000 in 1996, $1,453,000 in 1995 and $1,591,000 in
1994. Sublease rental income in the amounts of $391,000 and $228,000 was recorded in 1995 and 1994, respectively. Interest paid under all financing and leasing arrangements during 1996, 1995 and 1994 approximated interest expense.


[8]  STOCKHOLDERS' EQUITY

Preferred Stock

On February 1, 1996, the Company issued 388,888 shares of Series D Convertible Preferred Stock at $9.00 per share and received net proceeds of $3.5 million. The rights and privileges of the Series D stock were substantially consistent with previously issued convertible preferred stock series.

In connection with the Company's initial public offering in May 1996, all shares of Series A, B, C, and D Convertible Preferred Stock outstanding as of March 1, 1996 were automatically converted into 12,172,221 shares of Common Stock reserved for such conversion. Subsequently, the Board of Directors authorized an aggregate of 5,000,000 shares of Preferred Stock, $0.001 par value, issuable in one or more series, each of such series to have such rights and preferences, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as shall be determined by the Board of Directors.

Common Stock

Common Stockholders have full voting rights. Dividends and liquidation rights of Common Stock are subordinated to those of all series of Preferred Stock. On March 14, 1996, the Board of Directors voted to increase the number of authorized shares of Common Stock to 100,000,000.

In May 1996, the Company completed an initial public offering of 5,175,000 shares of Common Stock at $12.00 per share. The Company received proceeds, net of underwriting discounts and offering costs, of approximately $57,103,000. The proceeds of the offering are being used for research and development, working capital and general corporate purposes.

In connection with the issuance of Common Stock to certain consultants, the Company has entered into stock purchase agreements that provide that, in the event of the voluntary or involuntary termination of the consultants' services, the Company has an irrevocable, exclusive option during the 90-day period following termination to repurchase, at the original purchase price, all or any portion of the shares which have not been released from escrow. In March 1996, the Company repurchased 327,946 shares of common stock, at their original issue price of $0.001 per share, pursuant to an amendment to a stock purchase agreement with one of its consultants. At December 31, 1996, 130,299 shares of Common Stock remain in escrow and are subject to the Company's repurchase option.

Common Stock Warrants

At December 31, 1996, the Company has outstanding warrants to purchase shares of Common Stock as follows:

-------------------------------------------
       SHARES        EXERCISE    EXPIRATION
                      PRICE
-------------------------------------------
       117,500        $1.00        2003
        90,604        $2.98        2004
       233,333        $3.00        2004
        35,416        $5.62        2002
        44,000        $6.00        2003
       -------
       520,853
       -------

All warrants are exercisable at December 31, 1996.

Stock Option Plans

The 1993 Incentive Stock Plan (the 1993 Plan) allows for the granting of incentive and nonstatutory options to purchase up to 5,400,000 shares of Common Stock. Incentive options granted to employees generally vest over a four-year period. Nonstatutory options granted to consultants and other nonemployees generally vest over the period of service to the Company.

In December 1995, the Company amended the terms of outstanding option agreements to allow option holders the right to immediately exercise outstanding options, with the subsequent share issuances being subject to a repurchase option by the Company under certain conditions according to the original vesting schedule and exercise price. At December 31, 1996, 1,655,327 shares issued under the 1993 Plan are subject to the Company's repurchase option.

On March 14, 1996, the Board of Directors adopted the 1996 Equity Incentive Plan (the 1996 Plan) to effectively succeed the 1993 Plan. The terms and conditions of the 1996 Plan are substantially consistent with those of the 1993 Plan and provide for the granting of options to purchase 2,100,000 shares of Common Stock.

On March 14, 1996, the 1996 Director Option Plan (the Director Plan) and the 1996 Employee Stock Purchase Plan (the Stock Purchase Plan) were also adopted by the Board of Directors. The Director Plan provided that each then eligible non-employee director be granted a nonstatutory option to purchase 20,000 shares of Common Stock. Thereafter, each new non-employee director will be granted a nonstatutory option to purchase 30,000 shares of Common Stock upon election to the Board of Directors. Upon completion of the vesting of each option grant under the Director Plan, each non-employee director will be granted a new nonstatutory option to purchase 20,000 shares of Common Stock. All options will be issued at the then fair market value of the Common Stock, vest ratably over four years and expire ten years after date of grant. A total of 250,000 shares of Common Stock have been reserved for issuance under the Director Plan. During 1996, options to purchase 100,000 shares of Common Stock were granted under the Director Plan at $19.25 per share, 14,600 of which were exercisable at December 31, 1996.

Under the Stock Purchase Plan, eligible employees may purchase Common Stock at a price per share equal to 85% of the lower of the fair market value of the Common Stock at the beginning or end of each offering period. Participation in the offering is limited to 10% of the employee's compensation or $25,000 in any calendar year. The first offering period commenced on October 1, 1996. A total of 350,000 shares of Common Stock have been reserved for issuance under the Purchase Plan. At December 31, 1996, subscriptions were outstanding for an estimated 21,000 shares at $16.68 per share.

Upon employment in 1994, the chief executive officer was granted an option to purchase 533,364 shares of Common Stock for $0.30 per share. In connection therewith, the Company agreed to loan the officer up to $266,681 at 7% per annum, upon exercise of the option. In November 1995, the officer exercised this option and was issued the Common Stock, subject to a repurchase option by the Company that lapses over four years. The resulting loan, secured by a pledge of all shares issued under the option, and related interest, will be forgiven ratably over 48 months subject to the officer's continued employment.

During 1995 and 1996, the Company granted options to purchase 1,580,682 shares of Common Stock at exercise prices below the deemed fair value for accounting purposes of the stock options at the date of grant. The Company recorded an increase to additional paid-in capital and a corresponding charge to deferred compensation in the amount of approximately $3,500,000 to recognize the aggregate difference between such deemed fair value and the exercise price. The deferred compensation is being amortized over the option vesting period of four years.

The following table presents the combined activity of the three plans for the years ended December 31, 1996, 1995, and 1994:

-------------------------------------------------------------------------------------------------------
                                              1996                  1995                1994
                                    -------------------    ------------------    ----------------------
                                     SHARES    EXERCISE    SHARES    EXERCISE     SHARES      EXERCISE
                                               PRICE(A)              PRICE(A)                 PRICE(A)
-------------------------------------------------------------------------------------------------------
Outstanding at January 1             2,724,261   $  .24    3,134,529    $.14       567,269    $.001-.10
Granted                              2,497,958    10.23    1,349,974      36     2,804,542
Exercised                           (2,398,265)      29   (1,580,907)     17      (190,433)
Canceled                               (61,798)    2.42     (179,335)     10       (46,849)
-------------------------------------------------------------------------------------------------------
Outstanding at December 31           2,762,156   $ 9.19    2,724,261    $.24     3,134,529    $.001-.30
Options exercisable at December 31   1,251,982   $ 1.78    2,148,851    $.24
=======================================================================================================

(a)The exercise prices for 1996 and 1995 activity are weighted average prices; the exercise prices for 1994 acitivity are ranges of actual prices. The weighted average per share fair value of options granted during 1996 and 1995 was $6.01 and $0.16, respectively.

The following table presents weighted average price and life information about significant option groups outstanding at December 31, 1996:

--------------------------------------------------------------------------------
             OPTIONS OUTSTANDING                             OPTIONS EXERCISABLE
---------------------------------------------------------   --------------------
                                  WEIGHTED       WEIGHTED               WEIGHTED
                             AVERAGE REMAINING    AVERAGE                AVERAGE
     RANGE OF                   CONTRACTUAL      EXERCISE               EXERCISE
  EXERCISE PRICES     NUMBER      LIFE(YRS)       PRICE       NUMBER     PRICE
--------------------------------------------------------------------------------
   $    001-$.30      496,841       7.94          $  .21      496,841    $  .21
   $    45-$3.60      693,253       9.10          $ 1.76      692,334    $ 1.75
   $ 6.00-$10.00      264,092       9.29          $ 7.43       20,477    $ 7.89
   $12.00-$15.75      484,940       9.62          $15.10       19,425    $15.68
   $16.50-$18.75      608,855       9.87          $17.39        5,794    $17.73
   $19.00-$22.13      214,175       9.55          $19.53       17,111    $19.64
                    ---------                               ---------
                    2,762,156       9.20          $ 9.19    1,251,982    $ 1.78

At December 31, 1996, 4,109,383 shares of Common Stock were reserved for issuance upon exercise of stock options and warrants.

FAS 123 Disclosures

The Company has adopted the disclosure provisions only of Statement of Financial Accounting Standards No. 123, Accounting for Stock-based Compensation ("FAS 123") for employees and Directors, and will continue to account for its stock option and purchase plans in accordance with the provisions of APB 25, Accounting for Stock Issued to Employees.

Pursuant to the requirements of FAS 123, the following are the pro forma net income (loss) and net income (loss) per share for 1996 and 1995 as if the compensation cost for the stock option and stock purchase plans had been determined based on the fair value at the grant date for grants in 1996 and 1995:

--------------------------------------------------------------------------------
                                     1996                         1995
                         ----------------------------    ----------------------
                             AS                PRO           AS          PRO
                          REPORTED            FORMA       REPORTED      FORMA
--------------------------------------------------------------------------------
Net income (loss)        $(8,767,991)    $(12,096,249)   $1,284,366  $1,250,260
Net income (loss)
 per share               $     (0.39)    $      (0.54)   $     0.07  $     0.07


The fair value of stock options and common shares issued pursuant to the Stock
Purchase Plan at the date of grant were estimated using the Black-Scholes model with the following weighted average assumptions:

------------------------------------------------------------
                          OPTIONS        STOCK PURCHASE PLAN
                     ----------------    -------------------
                     1996        1995      1996        1995
------------------------------------------------------------
Expected life         3.7        2.4         5          n/a
   (years)
Interest rate        5.94%      6.19%     6.14%         n/a
Volatility             .7         .7        .7          n/a



The Company has never declared dividends on any of its capital stock and does not expect to do so in the foreseeable future.

The effects on 1995 and 1996 pro forma net income (loss) and net income (loss) per share of expensing the estimated fair value of stock options and common shares issued pursuant to the Stock Purchase Plan are not necessarily representative of the effects on reported results of operations for future years as the periods presented include only one and two years, respectively, of option grants under the Company's plans.


[9]  STRATEGIC ALLIANCES

In July 1996, the Company entered into a strategic alliance with American Home Products Corporation ("AHP") to discover and develop targets and assays to identify and develop small molecule drugs and vaccines for treatment and prevention of disorders of the central nervous system. The alliance became effective August 1, 1996. Payments by AHP to the Company for up-front fees and research funding could total up to approximately $90.0 million if the research program continues for its full seven year period and the Company achieves specified research objectives. In the event that specified research, product development and associated regulatory milestones are achieved, AHP will be obligated to make milestone payments to the Company. If certain specified research objectives are not met, AHP may terminate the agreement after three years or five years.

In December 1995, the Company entered into a strategic alliance with Astra AB in the field of inflammatory respiratory diseases. After three years, Astra has the option to continue the strategic alliance through the fifth year, or extend the agreement through seven years. Under the terms of the strategic alliance, Astra has agreed to provide up to approximately $53.3 million in up-front, follow-on and research payments over a five-year period, as well as additional payments upon the achievement of specific research and product development milestones. Astra received a license to manufacture, use and sell agreed-upon licensed products in exchange for royalty payments to the Company.

In October 1995, the Company entered into a strategic alliance with Eli Lilly and Company ("Lilly") in the field of atherosclerosis. Under the terms of the agreement, Lilly purchased $8 million of Series C Convertible Preferred Stock, subsequently converted into 1,333,333 shares of Common Stock. As of December 31, 1995, the Company had deferred a $2.75 million payment Lilly made for an option to fund research in other fields. Effective March 1996, Lilly exercised this option to enter into a strategic alliance in select areas of oncology and the Company recognized $2.75 million of revenue that had previously been deferred. Under the combined terms of these strategic alliances, Lilly has agreed to provide up to approximately $53.0 million in the form of up-front fees and research payments over a five-year period, as well as additional payments upon the achievement of specific research and product development milestones. Lilly received a license to manufacture, use and sell agreed-upon licensed products in exchange for royalty payments to the Company. If certain specified research objectives are not met, Lilly may terminate the agreements after three years. Moreover, the agreements may be voluntarily terminated by Lilly at any time after three years.

In March 1994, the Company entered into a strategic alliance with Hoffmann-La Roche Inc. ("Roche") in the fields of obesity and type II diabetes. Under the terms of a related stock purchase agreement, an affiliate of Roche purchased $6 million of Series B Convertible Preferred Stock, subsequently converted into 2,000,000 shares of Common Stock. Under the terms of the strategic alliance, Roche has agreed to provide up to approximately $44.5 million in the form of up-front fees and research payments over a five-year period, as well as additional payments upon the achievement of specific research and product development milestones. Roche received a license to manufacture, use and sell agreed-upon licensed products in exchange for royalty and/or profit-sharing payments to the Company.


[10]  INCOME TAXES

In 1996 and 1994, the Company incurred net losses and, due to the degree of uncertainty related to the ultimate use of the loss carryforwards, fully reserved this tax benefit. In 1995, the Company utilized $515,000 of the 1994 tax benefit to offset that year's tax provision.

At December 31, 1996, the Company has unused net operating loss carryforwards of approximately $16,596,000 available to reduce federal and state taxable income, and research and development tax credits of approximately $2,342,000 available to offset federal income taxes, both which expire through 2011.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.


Significant components of the Company's deferred tax assets as of December 31 are as follows:

----------------------------------------------------------------
                                      1996               1995
----------------------------------------------------------------
Net operating loss carryforward    $ 6,709,000       $ 3,750,000
Research and development tax
  credit carryforward                2,342,000         1,673,000
Other                                  598,000           569,000
----------------------------------------------------------------
Total deferred tax assets            9,649,000         5,992,000
Valuation allowance                $(9,649,000)      $(5,992,000)
----------------------------------------------------------------
Net deferred tax assets            $        --       $        --
================================================================


The valuation allowance increased by $3,657,000 and $965,000 during 1996 and 1995, respectively, due primarily to the increase in net operating losses and research and development tax credits.


[11]  SUBSEQUENT EVENT

On February 10, 1997, the Company completed a merger with ChemGenics Pharmaceuticals Inc. (ChemGenics). The transaction will be recorded as a purchase for accounting purposes. The Company issued approximately 4,800,000 shares of Common Stock in exchange for all outstanding shares of common stock of ChemGenics. In addition, a principal shareholder of ChemGenics received $4,000,000 in settlement of a promissory note and repurchase of warrants previously issued by ChemGenics.