Form 10-K, Exhibit 13
period 1997-12-31
MILLENNIUM PHARMACEUTICALS INC
filed 1998-03-27
CIK 1002637

Millennium Pharmaceuticals, Inc.

SELECTED FINANCIAL DATA

Year Ended December 31,                     1993          1994                1995            1996            1997
---------------------------------------------------------------------------------------------------------------------
Statements of Operations Data:
(in thousands, except share and per share data)

Revenue under strategic alliances       $    --       $   7,963          $    22,880     $    31,764     $    89,933

Costs and expenses:

  Research and development                  2,859        10,990               17,838          34,803          74,828

  General and administrative                1,530         3,240                3,292           7,973          16,517

  Acquired in-process R&D                      --            --                   --              --          83,800

  Amortization of intangible asset             --            --                   --              --           2,397
---------------------------------------------------------------------------------------------------------------------
                                            4,389        14,230               21,130          42,776         177,542
---------------------------------------------------------------------------------------------------------------------
Income (loss) from operations              (4,389)       (6,267)               1,750         (11,012)        (87,609)

Interest income (expense), net                101          (105)                (466)          2,244           2,977

Minority Interest                              --            --                   --              --           3,410
---------------------------------------------------------------------------------------------------------------------
Net income (loss)                       $  (4,288)    $  (6,372)         $     1,284     $    (8,768)    $   (81,222)
---------------------------------------------------------------------------------------------------------------------
Basic net income (loss) per share
(pro forma in 1995 and 1996)                                             $      0.09     $     (0.40)    $     (2.87)

Shares used in computing basic net
income (loss) per share                                                   13,851,639      21,696,894      28,322,722

Diluted net income (loss) per share
(pro forma in 1995 and 1996)                                             $      0.07     $     (0.40)    $     (2.87)

Shares used in computing diluted net
income (loss) per share                                                   17,853,914      21,696,894      28,322,722


Year Ended December 31,                     1993           1994               1995             1996             1997
---------------------------------------------------------------------------------------------------------------------
Consolidated Balance Sheet Data:
(in thousands)

Cash, cash equivalents and
marketable securities                      $4,629        $ 6,105            $17,847           $63,848         $ 96,557

Working capital                             3,517          3,151             10,498            60,273           85,571

Total assets                                6,156         10,101             25,105            87,744          144,513

Long-term debt, net of current portion         --          3,067              1,467                --               --

Capital lease obligations, net of
current portion                               826          2,359              2,499             9,308           19,809

Stockholders' equity                       $4,164        $ 1,559            $13,096           $66,639         $ 91,755


The net income (loss) per share amounts prior to 1997 have been restated as required to comply with Statement of Financial Accounting Standards (FAS) No. 128, "Earnings per Share."


[29]

Millennium Pharmaceuticals, Inc.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

Millennium Pharmaceuticals, Inc. ("Millennium" or "the Company") is applying a comprehensive platform of genomics and related technologies to pursue multiple opportunities in the discovery and development of life-science-based products and services. Most of the Company's activities currently are directed at the field of human healthcare. During 1997, the Company expanded its capabilities and extended the application of its core technologies through an acquisition, establishment of three subsidiaries, and a major alliance with Monsanto Company ("Monsanto").

On February 10, 1997, the Company acquired ChemGenics Pharmaceuticals Inc. ("ChemGenics") for 4,783,688 shares of Company Common Stock at $21.50 per share, approximately $103 million in the aggregate, in exchange for all outstanding shares of common stock of ChemGenics. In addition, a principal shareholder of ChemGenics received approximately $4 million in settlement of a promissory note and repurchase of warrants previously issued by ChemGenics, and outstanding warrants were purchased from another shareholder of ChemGenics for approximately $.5 million. Upon the closing of the acquisition, ChemGenics became a wholly-owned subsidiary of Millennium. In May 1997, ChemGenics was merged into Millennium and ceased to be a separate company. At the time of the acquisition, ChemGenics had approximately 70 employees and occupied approximately 11,500 square feet of laboratory and office space in Cambridge, Massachusetts.

In May 1997, the Company established Millennium BioTherapeutics, Inc. ("MBio"), a subsidiary whose mission is to discover and develop therapeutic proteins and antibodies, vaccines, gene therapy, and antisense products. Pursuant to a Technology Transfer and License Agreement, the Company transferred and/or licensed certain technology to MBio in exchange for 9,000,000 shares of the subsidiary's Series A Convertible Preferred Stock. At that time, MBio entered into a strategic alliance with Eli Lilly and Company ("Lilly") for the discovery and development of novel therapeutic proteins. Under the terms of a related stock purchase agreement, Lilly made an equity in vestment of $20 million of Series B Convertible Preferred Stock of MBio. Lilly owns approximately 18% of the outstanding capital stock of MBio.

In September 1997, the Company established two wholly-owned subsidiaries, Millennium Predictive Medicine, Inc. ("MPMx"), whose mission is to develop products and services to optimize the prevention, diagnosis, treatment and management of disease, and Millennium Information, Inc. ("MInfo"), whose mission is to generate and integrate biomedical data and develop information products and services for use by the healthcare industry. MPMx and MInfo devoted substantially all their activities in 1997 to establishing business plans and recruiting key employees.

In October 1997, the Company entered into a collaborative agreement with Monsanto under which the Company granted to Monsanto exclusive rights to its technologies in the field of plant agriculture, as well as a non-exclusive license to its technologies outside the plant agriculture field. Under this agreement, Millennium agreed to collaborate exclusively with a new subsidiary of Monsanto in the application of those technologies.


[30]

To date, all of the Company's revenues have resulted from payments from strategic partners and United States government research grants. The Company has not received any revenue from the sale of products.

The Company has entered into several strategic alliances: in March 1994 with Hoffmann-La Roche, Inc. ("Roche") in obesity and type II diabetes; in October 1995, March 1996 and, through MBio, in May 1997 with Eli Lilly and Company ("Lilly") in atherosclerosis, select areas of oncology, and therapeutic proteins, respectively; in December 1995 with Astra AB ("Astra") in inflammatory respiratory diseases; in July 1996 with the Wyeth-Ayerst Division of American Home Products ("AHP") in certain disorders of the central nervous system; and in October 1997 with Monsanto in plant agriculture. In addition, through its acquisition of ChemGenics the Company became engaged in alliances with Pfizer, Inc. ("Pfizer") in the area of antifungal treatments and with AHP in the area of bacterial diseases. These agreements have provided the Company with various combinations of equity investments, up-front and follow-on fees and research funding and may provide certain additional payments contingent upon the attainment of research and regulatory milestones and royalty and/or profit sharing payments based on sales of any products resulting from the collaborations. From inception through December 31, 1997, the Company has received approximately $185 million in revenues and equity payments under all of its alliances.

The Company intends to enter into additional strategic alliances. The Company expects to incur increasing expenses and may incur increasing operating losses for at least the next several years, primarily due to expansion of its facilities and its research and development programs. The receipt of payments under strategic alliance and licensing arrangements will be subject to significant fluctuation in both timing and amounts, which may result in periods of profitability and periods of losses. Therefore, the Company's results of operations for any period may not be comparable to the results of operations for any other period.

RESULTS OF OPERATIONS

Years Ended December 31, 1997 and December 31, 1996

Revenue under strategic alliances increased to $89.9 million for the year ended December 31, 1997 (the "1997 Period") from $31.8 million for the year ended December 31, 1996 (the "1996 Period"). During the 1997 Period, the Company recognized revenue from six partners, Roche, Lilly, Astra, AHP, Pfizer and Monsanto, in nine alliances. During the 1996 Period, the Company recognized strategic alliance revenue from four partners, Roche, Lilly, Astra, and AHP, in five alliances. The 1997 Period included a $38.0 million up-front payment from Monsanto received in December, as well as a full year of research funding under five alliances, revenues under the former ChemGenics alliances beginning February 1997, and an up-front payment and funding under the MBio-Lilly alliance beginning in May 1997. The 1996 Period included an up-front license fee from AHP and various research milestone payments. Effective March 1996, Lilly exercised its option to enter into a strategic alliance with the Company in select areas of oncology. As a result, the Company recognized $2.8 million of revenue that had been previously deferred.

Research and development expenses increased to $74.8 million for the 1997 Period from $34.8 million for the 1996 Period. The increase was primarily attributable to increased payroll and personnel expenses associated with staffing growth due to the ChemGenics acquisition, the establishment and staffing of MBio, and other additional research and development personnel. Related to these costs were increases in facilities expenses, increases in expenditures for the purchase of laboratory supplies, and increased equipment depreciation. The Company expects research and development expenses to continue to increase as personnel are added and as


[31]
research and development facilities are expanded to accommodate the Company's existing strategic alliances and additional commitments that the Company may undertake in the future.

General and administrative expenses increased to $16.5 million for the 1997 Period from $8.0 million for the 1996 Period. The increase was primarily attributable to increased payroll and personnel expenses as the Company hired additional management and administrative personnel, as well as to increases in facilities expenses, consulting, and other professional fees associated with the expansion and increased complexity of the Company's operations and business development efforts. The Company anticipates that general and administrative expenses will continue to increase as the Company continues to grow.

In connection with the ChemGenics acquisition, the Company incurred a non-recurring charge of $83.8 million for acquired in-process research and development, as well as amortization expense of $2.4 million. The in-process research and development was charged to operations because in management's opinion technological feasibility for the acquired research and development has not been established and will require a significant amount of additional expenditures over a number of years.

The Company had net interest income of $3.0 million for the 1997 Period and net interest income of $2.2 million for the 1996 Period. The increase in net interest income was attributable to an increase in interest income resulting from an increase in the Company's average cash balance offset in part by an increase in interest expense resulting from additions to obligations under capitalized leases during 1997. The minority interest of $3.4 million represents the entire net loss of MBio. This loss is attributed completely to the minority stockholder because the minority stockholder has provided all equity funding for MBio.

Years Ended December 31, 1996 and December 31, 1995

Revenue under strategic alliances increased to $31.8 million for the 1996 Period from $22.9 million for the year ended December 31, 1995 (the "1995 Period"). During the 1996 Period, the Company recognized strategic alliance revenue from four partners, Roche, Lilly, Astra, and AHP. During the 1995 Period, strategic alliance revenue was primarily received from Roche, however in the fourth quarter of 1995, the Company received license fees from new collaborations with Lilly and Astra. The 1996 Period also included an up-front license fee from AHP and various research milestone payments. Effective March 1996, Lilly exercised its option to enter into a strategic alliance in select areas of oncology. In connection with the execution of this agreement, the Company recognized $2.8 million of revenue that had been previously deferred.

Research and development expenses increased to $34.8 million for the 1996 Period from $17.8 million for the 1995 Period. The increase was primarily attributable to increased payroll and personnel expenses as the Company hired additional research and development personnel, increased purchases of laboratory supplies, increased equipment depreciation and facilities expenses in connection with the expansion of the Company's research efforts and increased costs associated with the collection of patient information and DNA samples.

General and administrative expenses increased to $8.0 million for the 1996 Period from $3.3 million for the 1995 Period. The increase was primarily attributable to increased payroll and personnel expenses as the Company hired additional management and administrative personnel, and professional fees in connection with the overall scale-up of the Company's operations and business development efforts.

The Company had net interest income of $2.2 million for the 1996 Period and net interest expense of $.5 million for the 1995 Period. The transition to net interest income was due to increased interest income earned on higher balances of cash and investment securities.


[32]

LIQUIDITY AND CAPITAL RESOURCES

The Company has financed its operations since inception primarily through strategic alliances, a public offering, private placement of equity securities, and issuance of debt and capital leases. Through December 31, 1997, the Company recognized approximately $152 million of revenue under strategic alliances. In May 1996, the Company completed an initial public offering of common stock resulting in proceeds, net of underwriting discounts and offering costs, of $57.1 million. The private placement of equity securities has provided the Company with aggregate gross proceeds of approximately $45.9 million. The Company has obtained $4.0 million in long-term debt, $33.8 million in capital lease financings, and $1.1 million to finance the build-out of an 8,000 square foot in-house animal facility. As of December 31, 1997, the Company had approximately $96.6 million in cash, cash equivalents and marketable securities.

During 1997 the Company acquired assets under capital leases totaling $17.4 million and expended an additional $4.3 million for equipment and leasehold improvements. At December 31, 1997 the aggregate outstanding commitments under capital lease obligations was $25.7 million. The Company expects capital expenditures to continue at a level at least as significant as expenditures in 1997 over the next several years as it expands facilities and acquires equipment to support increased research and development efforts. In addition, the Company has entered into commitments to provide security deposits associated with facilities leases of approximately $7.4 million during 1998.

As of December 31, 1997, the Company had net operating loss carryforwards of approximately $14.4 million to offset future federal and state taxable income through 2012. Due to the degree of uncertainty related to the ultimate realization of such prior losses, no benefit has been recognized as of December 31, 1997. Moreover, utilization of such losses in future years may be limited under the change of stock ownership rules of the Internal Revenue Service.

The Company believes that existing cash and marketable securities and anticipated cash payments from its strategic alliances will be sufficient to support the Company's operations until at least the end of 1999. The Company's forecast of the period of time through which its financial resources will be adequate to support its operations is forward-looking information, and, as such, actual results may vary. Factors that may cause actual results to vary include those set forth below under the heading "Factors Affecting Future Operating Results."

IMPACT OF YEAR 2000

Based on a recent assessment, the Company determined that it will not be required to modify or replace significant portions of its software so that its computer systems will function properly with respect to dates in the year 2000 and thereafter. The Company's systems are based upon technology acquired in the last few years. Therefore, the Company presently believes that no signi-ficant modifications to existing software are needed based on presently available information.

FACTORS AFFECTING FUTURE OPERATING RESULTS

This Annual Report to Stockholders contains forward-looking statements. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "expects," "intends," and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause the Company's actual results to differ materially from those indicated by such forward-looking statements. These factors include, without limitation, those set forth below and elsewhere in this Annual Report to Stockholders and in the Section titled "Business-Factors which May Affect Results" in the Company's Annual Report on Form 10-K for the year ended December 31, 1997, as filed with the Securities and Exchange Commission, which Section is incorporated herein by reference.


[33]

To date, the Company has not developed or commercialized any products or services based on its technological approaches. There can be no assurance that these approaches will enable the Company to successfully discover and develop life-science-based products and services. In addition, the Company faces intense competition from commercial and academic organizations, many of which are larger and better financed.

The Company has a substantial accumulated deficit. The Company expects that it may incur losses for at least the next several years and that such losses may increase as the Company expands its research and development activities. The Company will require substantial additional funds for its research and development programs, operating expenses, the pursuit of regulatory approvals and expansion of its production, sales and marketing capabilities. Adequate funds for these purposes, whether through equity or debt financings, collaborative or other arrangements with corporate partners or from other sources, may not be available when needed or on terms acceptable to the Company. Insufficient funds could require the Company to delay, scale back or eliminate certain of its research and product development programs or to license third parties to commercialize products or technologies that the Company would otherwise develop or commercialize itself.

The Company's strategy for development and commercialization of therapeutic and diagnostic products based upon its discoveries and technologies depends upon the formation of various strategic alliances, licensing and technology transfer arrangements. There can be no assurance that current or any future strategic alliances, licensing, or technology transfer arrangements ultimately will be successful. If any of the Company's strategic partners were to breach or terminate its agreement with the Company or otherwise fail to conduct its collaborative activities successfully in a timely manner, such breach, termination or other failure could have a material adverse effect on the Company's business, financial condition and results of operations.

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

During 1997, the Company significantly increased the scale of its operations to support the expansion of its disease research programs and alliances, including the acquisition of ChemGenics Pharmaceuticals Inc. in February 1997, the establishment of subsidiaries, and the establishment of a major technology transfer arrangement with Monsanto. The resulting growth in personnel and facilities could place significant strains on the Company's management, operations and systems. Inability to manage such growth effectively could have a material adverse effect on the Company's business, financial position and results of operations.

Other factors that may affect the Company's future operating results include the inherent risk of product liability claims which may result from testing, marketing and sale of pharmaceutical products, fluctuations in the Company's quarterly operating results, the Company's ability to continue to attract and retain qualified management and scientific staff, and the ability of the Company's alliance partners or the Company to obtain on a timely basis regulatory approvals for marketing and sale of products and to compete successfully in the market.


[34]

Millennium Pharmaceuticals, Inc.

REPORT OF INDEPENDENT AUDITORS


Board of Directors and Stockholders
Millennium Pharmaceuticals, Inc.

We have audited the accompanying consolidated balance sheets of Millennium Pharmaceuticals, Inc. as of December 31, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Millennium Pharmaceuticals, Inc. at December 31, 1997 and 1996, and the consolidated results of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

/s/ Ernst & Young LLP

February 12, 1998
Boston, Massachusetts


[35]

Millennium Pharmaceuticals, Inc.

CONSOLIDATED BALANCE SHEETS

December 31,                                                             1997         1996
(in thousands, except par value and shares)
---------------------------------------------------------------------------------------------

Assets

Current assets:

    Cash and cash equivalents                                         $ 69,236      $ 10,088

    Marketable securities                                               27,321        53,760

    Due from strategic partners                                            778         5,710

    Prepaid expenses and other current assets                            4,595         2,513
---------------------------------------------------------------------------------------------
Total current assets                                                   101,930        72,071

Property and equipment, net                                             29,030        15,191

Restricted cash and other assets                                         5,140           482

Intangible asset, net                                                    8,413            --
---------------------------------------------------------------------------------------------
Total assets                                                          $144,513      $ 87,744

Liabilities and Stockholders' Equity

Current liabilities:

    Accounts payable                                                  $  3,165      $  2,262

    Accrued expenses                                                     4,294         1,284

    Deferred revenue                                                     3,053         3,543

    Current portion of long-term debt                                       --         1,467

    Current portion of capital lease obligations                         5,847         3,241
---------------------------------------------------------------------------------------------
Total current liabilities                                               16,359        11,797

Capital lease obligations, net of current portion                       19,809         9,308

Minority interest                                                       16,590            --

Commitments and contingencies

Stockholders' equity:

    Preferred Stock, $0.001 par value;
    5,000,000 shares authorized, none issued                                --            --

    Common Stock, $0.001 par value;
    100,000,000 shares, authorized; 29,169,398 shares in 1997 and
    23,914,151 shares in1996 issued and outstanding                         29            24

    Additional paid-in capital                                         193,254        87,790

    Deferred compensation                                               (1,992)       (2,768)

    Notes receivable from officers                                        (166)         (245)

    Unrealized loss on marketable securities                                (4)          (18)

    Accumulated  deficit                                               (99,366)      (18,144)
---------------------------------------------------------------------------------------------
Total stockholders' equity                                              91,755        66,639
---------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity                            $144,513      $ 87,744


[36]

Millennium Pharmaceuticals, Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS

Year Ended December 31,                                  1997             1996             1995
(in thousands, except per share and share data)
-------------------------------------------------------------------------------------------------
Revenue under strategic alliances                   $    89,933      $    31,764      $    22,880

Costs and expenses:

    Research and development                             74,828           34,803           17,838

    General and administrative                           16,517            7,973            3,292

    Acquired in-process R&D                              83,800               --               --

    Amortization of intangible asset                      2,397               --               --
-------------------------------------------------------------------------------------------------
                                                        177,542           42,776           21,130
-------------------------------------------------------------------------------------------------
Income (loss) from operations                           (87,609)         (11,012)           1,750

Interest income                                           4,412            3,131              358

Interest expense                                         (1,435)            (887)            (824)

Minority interest                                         3,410               --               --
-------------------------------------------------------------------------------------------------
Net income (loss)                                   $   (81,222)     $    (8,768)     $     1,284
-------------------------------------------------------------------------------------------------
Basic net income (loss) per share
(pro forma in 1995 and 1996)                        $     (2.87)     $     (0.40)     $      0.09

Shares used in computing basic net
income (loss) per share                              28,322,722       21,696,894       13,851,639

Diluted net income (loss) per share
(pro forma in 1995 and 1996)                        $     (2.87)     $     (0.40)     $      0.07

Shares used in computing diluted
net income (loss) per share                          28,322,722       21,696,894       17,853,914


[37]

Millennium Pharmaceuticals, Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS

Year Ended December 31,                                    1997          1996         1995
(in thousands)
--------------------------------------------------------------------------------------------
Operating activities

Net income (loss)                                       $(81,222)     $ (8,768)     $ 1,284

Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities:

  Acquired in-process R&D                                 83,800            --           --

  Depreciation and amortization                           12,168         3,867        1,726

  Minority interest                                       (3,410)           --           --

  Net loss on asset disposal                                 433           199           --

  Amortized interest income                                   --          (280)          --

  Stock compensation                                       1,614           795           --

  Changes in operating assets and liabilities:

    Prepaid expenses and other current assets             (1,706)       (1,818)        (533)

    Due from strategic partners                            4,932        (3,967)      (1,463)

    Restricted cash and other assets                      (4,465)         (288)         (18)

    Accounts payable and accrued expenses                  2,962         1,856          442

    Deferred revenue                                      (1,480)          433        3,110
--------------------------------------------------------------------------------------------
Net cash provided by (used in) operating activities       13,626        (7,971)       4,548


Investing activities

Purchase of property and equipment                        (4,256)       (3,210)        (760)

Sale of marketable securities                             58,728        52,595        1,172

Purchase of marketable securities                        (30,778)      (99,113)      (8,432)
--------------------------------------------------------------------------------------------
Net cash provided by (used in) investing activities       23,694       (49,728)      (8,020)


Financing activities

Proceeds from sale of Common Stock and warrants               --        57,403          110

Proceeds from sale of subsidiary stock                    20,000            --           --

Acquisition of ChemGenics, net of cash acquired            7,087            --           --

Net proceeds from employee stock purchases                 2,039           653           --

Loan to officer                                               79           (21)          --

Payments on long-term debt                                (1,467)       (1,600)        (934)

Payments of capital lease obligations                     (5,910)       (2,734)      (1,473)

Proceeds from sale of Preferred Stock                         --         3,500       10,250
--------------------------------------------------------------------------------------------
Net cash provided by financing activities                 21,828        57,201        7,953

Increase (decrease) in cash and cash equivalents          59,148          (498)       4,481

Cash and cash equivalents at beginning of year            10,088        10,586        6,105
--------------------------------------------------------------------------------------------
Cash and cash equivalents at end of  year               $ 69,236      $ 10,088      $10,586
--------------------------------------------------------------------------------------------
Non-cash investing and financing activities:

Equipment acquired under capital leases                 $ 17,426      $ 11,142      $ 2,215

[38]

Millennium Pharmaceuticals, Inc.
Statements of Stockholders' Equity



(in thousands, except shares)                Convertible Preferred Stock            Common Stock
-----------------------------------------------------------------------------------------------------
                                               shares           amount         shares         amount
-----------------------------------------------------------------------------------------------------
Balance at December 31, 1994                  9,700,000        $ 10           2,963,280        $ 3

Issuance of Series B
  Convertible Preferred Stock                   750,000           1

Issuance of Series C
  Convertible Preferred Stock                 1,333,333           1

Issuance of Common Stock in
  exchange for note from officer                                                533,364

Issuance of Common Stock                                                      1,047,543          1

Repurchase of Common Stock                                                     (332,261)

Net income
-----------------------------------------------------------------------------------------------------
Balance at December 31, 1995                 11,783,333          12           4,211,926          4

Issuance of Series D
  Convertible Preferred Stock                   388,888

Conversion of Convertible Preferred
  Stock to Common Stock                     (12,172,221)        (12)         12,172,221         12

Issuance of Common Stock                                                      5,175,000          5

Repurchase of Common Stock                                                     (342,818)

Exercise of stock warrants                                                      300,000          1

Employee stock purchases                                                      2,343,197          2

Issuance of Common Stock in
  exchange for note from officer                                                 54,625

Forgiveness of notes from officers

Deferred stock compensation

Stock compensation earned

Unrealized loss on marketable securities

Net loss
-----------------------------------------------------------------------------------------------------
Balance at December 31, 1996                         --          --          23,914,151          24

Issuance of Common Stock                                                      4,783,688           5

Repurchase of Common Stock                                                      (87,130)

Exercise of stock warrants                                                      123,589

Employee stock purchases                                                        415,312

Forgiveness of notes from officers

Stock compensation expense

Write off deferred stock compensation

Stock compensation earned

Unrealized gain on marketable securities

401K stock match                                                                 19,788

Net loss
-----------------------------------------------------------------------------------------------------
Balance at December 31, 1997                                                 29,169,398        $ 29


[39]

                                                                                          Unrealized
                                                                              Note         Loss on                     Total
(in thousands, except shares)                Additional       Deferred     Receivable     Marketable   Accumulated   Stockholders'
                                           Paid-in Capital  Compensation  From Officers   Securities     Deficit       Equity
----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1994                 $  12,206                                                  $(10,660)    $  1,559

Issuance of Series B
  Convertible Preferred Stock                    2,249                                                                  2,250

Issuance of Series C
  Convertible Preferred Stock                    7,999                                                                  8,000

Issuance of Common Stock in
  exchange for note from officer                   159                        $(266)                                     (107)

Issuance of Common Stock                           109                                                                    110

Repurchase of Common Stock

Net income                                                                                                 1,284        1,284
----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1995                    22,722                         (266)                      (9,376)      13,096

Issuance of Series D
  Convertible Preferred Stock                    3,500                                                                  3,500

Conversion of Convertible Preferred
  Stock to Common Stock

Issuance of Common Stock                        57,097                                                                 57,102

Repurchase of Common Stock                          (3)                                                                    (3)

Exercise of stock warrants                         300                                                                    301

Employee stock purchases                           654                                                                    656

Issuance of Common Stock in
  exchange for note from officer                    33                          (54)                                      (21)

Forgiveness of notes from officers                                               75                                        75

Deferred stock compensation                      3,487     $(3,487)

Stock compensation earned                                      719                                                        719

Unrealized loss on marketable securities                                                      $(18)                       (18)

Net loss                                                                                                 (8,768)       (8,768)
----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1996                     87,790     (2,768)            (245)           (18)      (18,144)      66,639

Issuance of Common Stock                        102,844       (247)                                                   102,602

Repurchase of Common Stock                          (23)                                                                  (23)

Exercise of stock warrants

Employee stock purchases                          2,062                                                                 2,062

Forgiveness of notes from officers                                               79                                        79

Stock compensation expense                          370                                                                   370

Write off deferred stock compensation              (119)       119

Stock compensation earned                                      904                                                        904

Unrealized gain on marketable securities                                                        14                         14

401K stock match                                    330                                                                   330

Net loss                                                                                                 (81,222)     (81,222)
----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1997                 $  193,254    $(1,992)           $(166)           $(4)     $(99,366)     $91,755


[40]

Millennium Pharmaceuticals, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1997

[1] BASIS OF PRESENTATION

The Company

The Company, incorporated in January 1993, is applying a comprehensive platform of genomics and related technologies in the discovery and development of life-science-based products and services, primarily in the field of human healthcare. The consolidated financial statements include the accounts of the Company and its 82% owned subsidiary, Millennium BioTherapeutics, Inc. ("MBio"), as well as its wholly-owned subsidiaries, Millennium Predictive Medicine, Inc. ("MPMx") and Millennium Information, Inc. ("MInfo"). As more fully described in
Note 3, the consolidated financial statements include the accounts of ChemGenics Pharmaceuticals Inc. ("ChemGenics") subsequent to February 10, 1997. All intercompany transactions have been eliminated in consolidation.

Risks and Uncertainties

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

[2] SIGNIFICANT ACCOUNTING POLICIES

Cash Equivalents and Marketable Securities

Cash equivalents consist principally of money market funds and corporate bonds with original maturities of three months or less at the date of purchase. Cash equivalents and marketable securities at December 31, 1997 and 1996 are classified as available-for-sale.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash equivalents and marketable securities. The Company's cash equivalents and marketable securities are held by high-credit quality financial institutions. By policy, the Company limits the credit exposure to any one financial institution. At December 31, 1997, the Company had no significant concentrations of credit risk.

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

Intangible Asset

Goodwill recorded in connection with the ChemGenics acquisition (See Note 3) is being amortized over a period of four years.


[41]

Revenue Recognition

The Company recognizes revenue under strategic alliances as research services are performed, reimbursable expenses are incurred, certain milestones are achieved or license fees are earned.

Stock-Based Compensation

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) in accounting for its stock-based compensation plans, rather than the alternative fair value accounting method provided for under Financial Accounting Standards Board ("FASB") Statement No. 123, "Accounting for Stock-Based Compensation," as this alternative requires the use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, when the exercise price of options granted under these plans equals the market price of the underlying stock on the date of grant, no compensation expense is required.

Accounting Pronouncements

In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." Both SFAS No. 130 and SFAS No. 131 are effective for fiscal years beginning after December 15, 1997. The Company believes that the adoption of these new accounting standards will not have a material impact on the Company's financial statements.

Income Taxes

The liability method is used to account for income taxes. Deferred tax assets and liabilities are determined based on differences between financial reporting and income tax bases of assets and liabilities, as well as net operating loss carryforwards, and are measured using the enacted tax rates and laws that will be in effect when the differences reverse. Deferred tax assets may be reduced by a valuation allowance to reflect the uncertainty associated with their ultimate realization.

Fair Value of Financial Instruments

The carrying amounts reported in the Company's balance sheets for other current assets and long-term debt approximate their fair value. The fair values of the Company's long-term debt are estimated using discounted cash flow analyses, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

Net Income (Loss) Per Share

In 1997, the FASB issued Statement No. 128, "Earnings per Share." Statement 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. Pursuant to the previous requirements of the Securities and Exchange Commission ("SEC"), common shares and common share equivalents issued by the Company during the twelve-month period prior to the initial public offering of the Company's common stock had been included in the calculations as if they were outstanding for all periods prior to the offering in May 1996 whether or not they were anti-dilutive. In February 1998, the SEC issued Staff Accounting Bulletin 98 which, among other things, conformed prior SEC requirements to Statement 128 and eliminated inclusion of such shares in the computation of earnings per share. All earnings per share amounts for all periods have been presented, and where appropriate, restated to conform to the Statement 128 and SEC requirements.


[42]

Net loss per share for 1997 is computed using the weighted average number of common shares outstanding. Pro forma income (loss) per share for 1996 and 1995 is computed using the weighted average number of common shares, convertible preferred shares assuming conversion at date of issuance, and dilutive equivalent shares from stock options and warrants using the treasury stock method. At December 31, 1995, the difference between basic and diluted shares used in the computation of earnings per share is the 4,002,275 weighted average common equivalent shares resulting from outstanding common stock options and warrants. Historical earnings per share for 1996 and 1995 have not been presented since such amounts are not deemed meaningful due to the significant change in the Company's capital structure that occurred in connection with the initial public offering.

Reclassifications

Certain balances reported in previous years have been reclassified to conform to the 1997 presentation.

[3] MERGER

On February 10, 1997, the Company acquired ChemGenics for 4,783,688 shares of Common Stock at $21.50 per share, approximately $103 million in the aggregate. In addition, a principal shareholder of ChemGenics received approximately $4 million in settlement of a promissory note and repurchase of warrants previously issued by ChemGenics, and outstanding warrants were purchased from another shareholder of ChemGenics for approximately $.5 million. The transaction has been recorded as a purchase for accounting purposes. Consequently, the operating results of ChemGenics have been included in the Company's financial statements from the date of acquisition, and the fair value of the issued shares has been allocated to the assets purchased and liabilities assumed based upon their respective fair values. The acquisition resulted in goodwill of $10.8 million which is being amortized over a period of four years. The 1997 amortization expense recorded was $2.4 million. In connection with the acquisition, the Company incurred a non-recurring charge of $83.8 million for acquired in-process research and development which was charged to operations because in management's opinion technological feasibility for the acquired research and development had not been established.

The following unaudited pro forma consolidated results of operations have been prepared as if the acquisition of ChemGenics had occurred at the beginning of 1997 and 1996:

Year ended                                             December 31, 1997   December 31, 1996
(in thousands, except share and per share amounts)
---------------------------------------------------------------------------------------------
PRO FORMA:
Revenues under strategic alliances                        $    90,426        $    35,337
Net loss                                                  $   (82,386)       $  (107,171)
Net loss per share                                        $     (2.86)       $     (4.05)
Shares used in calculating net loss per share              28,860,068         26,480,582

The pro forma net loss and net loss per share amounts for each period above include the acquired in-process research and development charge. The pro forma consolidated results do not purport to be indicative of results that would have occurred had the acquisition been in effect for the periods presented, nor do they purport to be indicative of the results that will be obtained in the future.

[4] SUBSIDIARIES

Millennium BioTherapeutics, Inc.

In May 1997, the Company established Millennium BioTherapeutics, Inc. ("MBio") as a subsidiary and, pursuant to a Technology Transfer and License Agreement, transferred and/or


[43]
licensed certain technology to MBio in exchange for 9,000,000 shares of the subsidiary's Series A Convertible Preferred Stock. At that time, MBio entered into a strategic alliance with Eli Lilly and Company ("Lilly") for the discovery and development of novel therapeutic proteins (Footnote 5). Under the terms of a related stock purchase agreement, Lilly purchased $20 million of Series B Convertible Preferred Stock of MBio for an approximate 18% equity interest in MBio. The accompanying consolidated financial statements include the accounts of MBio since inception. The minority interest included in the accompanying consolidated balance sheet reflects the equity interest of Lilly in MBio as of the balance sheet date, and the minority interest included in the accompanying consolidated statement of operations represents the minority stockholder's interest in the net loss of MBio for the year ended December 31, 1997. Since the minority stockholder has provided all equity funding, the entire net loss of MBio is attributed to the minority stockholder.

The Company is not required to provide any funds for the operations of MBio, but has entered into certain agreements with this subsidiary to provide specific services and facilities at negotiated fees. Such fees amounted to $5.6 million in 1997. All such intercompany transactions have been eliminated in consolidation.

Millennium Predictive Medicine, Inc. and Millennium Information, Inc. In September 1997, the Company established a wholly-owned subsidiary, Millennium Predictive Medicine, Inc. ("MPMx") to develop products and services to optimize the prevention, diagnosis, treatment and management of disease. In addition, in September 1997 the Company incorporated Millennium Information, Inc. ("MInfo") to generate and integrate biomedical data and develop information products and services for use by the healthcare industry. These subsidiaries devoted substantially all their activities in 1997 to establishing business plans and recruiting key employees. Any intercompany expenses with these subsidiaries have been eliminated in consolidation.

[5] REVENUES--STRATEGIC ALLIANCES

The Company has formed strategic alliances with major participants in marketplaces where its discovery expertise and technology platform are applicable. These agreements include alliances based on the transfer of the Company's technology platform, alliances which combine technology transfer with a focus on a specific disease or therapeutic approach, and disease-based programs under which the Company conducts research funded by its partners.

Technology-based alliance

In October 1997, the Company entered into its major technology transfer alliance through a collaborative agreement with Monsanto Company ("Monsanto"). Under this agreement, the Company granted to Monsanto exclusive rights to its technologies in the field of plant agriculture, as well as a non-exclusive license to its technologies outside the plant agriculture field. Millennium has agreed to collaborate exclusively with Monsanto in the application of those technologies through the establishment of a subsidiary, wholly-owned by Monsanto. Monsanto has agreed to pay $118 million in up-front, licensing, and technology transfer fees over the five year term of the agreement. The agreement also provides for payments from Monsanto to the Company of up to $100 million over five years contingent upon achieving mutually agreed upon research objectives, and provides further that Millennium will receive royalty payments from the sale of products, if any, originating from the research conducted by the Monsanto subsidiary. The Company received $38 million in revenues under this agreement in 1997.

MBio alliance

In May 1997, the Company, through its MBio subsidiary, entered into a collaborative agreement with Eli Lilly and Company ("Lilly") in connection with its program to discover and


[44]
develop therapeutic proteins. The agreement covers an initial three year period during which Lilly will provide $8 - $10 million annually in research funding, with a two year renewal option at the same funding level. Under the terms of the agreement, MBio and Lilly will jointly fund the collaborative program and each company will share the rights to use and commercialize the resulting discoveries. Additional licensing fees, development milestones and royalties will be payable by Lilly in connection with specific therapeutic protein product candidates identified through the collaboration and licensed by Lilly. MBio received approximately $5.5 million in revenues under this alliance in 1997.

Disease-based/technology alliances

The Company's disease-based alliances and alliances which combine technology-transfer with a disease focus are generally structured as research collaborations. Under these arrangements, the Company performs research in a specific disease area aimed at discoveries leading to novel pharmaceutical (small molecule) products. These alliances generally provide research funding over an initial period, with renewal provisions which vary by agreement. Under these agreements, the Company's partners are required to make additional payments upon the achievement of specific research and product development milestones, and will pay royalties or in some cases profit-sharing payments to the Company based upon any product sales resulting from the collaboration. The Company realized revenues of approximately $46.3 million from seven such alliances in 1997, $31.8 million from five such alliances in 1996, and $22.9 million from three such alliances in 1995.

Alliances beginning in 1997

Through its merger with ChemGenics, the Company became engaged in an alliance with the Wyeth-Ayerst Division of American Home Products ("AHP") to discover and develop antibacterial drugs for human use, as well as a collaboration with Pfizer, Inc. ("Pfizer") to discover and develop antifungal treatments for human use. Under the terms of the AHP agreement, as amended in 1997, AHP is funding and collaborating with the Company over a five year period ending in December 2001. Under the terms of the Pfizer agreement, as amended in 1997, Pfizer is funding a discovery program through December 1998.

Alliances beginning in 1996

In July 1996, the Company entered into a strategic alliance with AHP to discover and develop targets and assays to identify and develop small molecule drugs and vaccines for treatment and prevention of disorders of the central nervous system. In addition, this agreement provides for the license and transfer of certain technology to AHP. If certain specified research objectives are not met, AHP may terminate the agreement after three years or five years.

Alliances beginning in 1995

In December 1995, the Company entered into a strategic alliance with Astra AB in the field of inflammatory respiratory diseases. After three years, Astra has the option to continue the strategic alliance through the fifth year, or extend the agreement through seven years. In October 1995, the Company entered into a strategic alliance with Lilly in the field of atherosclerosis. Under the terms of this agreement, Lilly purchased $8 million of Series C Convertible Preferred Stock, subsequently converted into 1,333,333 shares Common Stock. The Lilly alliance included an option permitting Lilly to fund research in other fields. Effective March 1996, Lilly exercised this option and entered into a strategic alliance with the Company in select areas of oncology. If certain specified research objectives are not met, Lilly may terminate these agreements after three years. Moreover, these agreements may be voluntarily terminated by Lilly at any time after three years.


[45]

Alliances beginning in 1994

In March 1994, the Company entered into a five-year strategic alliance with Hoffmann-La Roche Inc. ("Roche") in the fields of obesity and type II diabetes. Under the terms of a related stock purchase agreement, an affiliate of Roche purchased $6 million of Series B Convertible Preferred Stock, subsequently converted into 2,000,000 shares of Common Stock.

[6] MARKETABLE SECURITIES

Marketable securities consist of high-grade corporate bonds, which are carried at fair value, with the unrealized gains and losses reported in a separate component of stockholders' equity. At December 31, 1997 and 1996 these securities had a cost of $27.3 million and $53.8 million, and an estimated fair value of $27.3 million and $53.8 million, resulting in gross unrealized gains of $4 thousand and $12 thousand and gross unrealized losses of $8 thousand and $30 thousand respectively. There have been no realized gains or losses on sales of any securities in 1997, 1996, or 1995.

The amortized cost and estimated fair value of debt securities at December 31, by contractual maturity, are shown below ($ in thousands).

                                           1997                         1996
--------------------------------------------------------------------------------------
                                                 Estimated                   Estimated
                                   Cost         Fair Value       Cost       Fair Value
--------------------------------------------------------------------------------------
Due in one year or less            $27,325       $27,321       $43,637       $43,639
Due in one year to two years            --            --        10,141        10,121
--------------------------------------------------------------------------------------
                                   $27,325       $27,321       $53,778       $53,760

[7] PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31 ($ in thousands):

                                                           1997          1996
--------------------------------------------------------------------------------
Equipment                                               $37,452        $18,827
Leasehold improvements                                    4,576          2,468
--------------------------------------------------------------------------------
                                                         42,028         21,295
Less accumulated depreciation and amortization           12,998          6,104
--------------------------------------------------------------------------------
                                                        $29,030        $15,191

[8] COMMITMENTS

Lease commitments

The Company conducts the majority of its operations in leased facilities with leased equipment. At December 31, 1997 and 1996, respectively, the Company has capitalized leased equipment totaling $33.5 million and $17.3 million, with related accumulated amortization of $12.0 million and $6.0 million.

The Company leases its primary laboratory and office space under an operating lease agreement with a fixed term of ten years and a five-year renewal option. The Company leases additional laboratory and office facilities under operating leases expiring in 1998, 1999, 2000, and 2003, with various renewal options. In November 1997, the Company entered into a lease commitment for a new laboratory and office facility to be constructed during 1998 and planned for occupancy in the first quarter of 1999, with a fifteen year term beginning upon occupancy. In addition to minimum lease commitments, these lease agreements require payment of the Company's pro rata share of property taxes and building operating expenses.

At December 31, 1997, the Company has pledged $4.3 million of marketable securities as security for two letters of credit for the same amount with the purpose of securing leased facilities.


[46]

At December 31, 1997, future minimum commitments under leases with non-cancelable terms of more than one year are as follows ($ in thousands):

                                                 Capital Leases  Operating Leases
---------------------------------------------------------------------------------
Year
  1998                                               $ 7,494         $ 5,494
  1999                                                 7,678           3,165
  2000                                                 6,326           2,332
  2001                                                 5,870           2,180
  2002                                                 3,025           2,180
Thereafter                                                 5           2,078
---------------------------------------------------------------------------------
Total                                                $30,398         $17,429
Less amount representing interest                      4,742
---------------------------------------------------------------------------------
Present value of minimum lease payments               25,656
Less current portion of capital lease obligations      5,847
---------------------------------------------------------------------------------
Capital lease obligations                            $19,809

Total rent expense was $4.2 million in 1997, $2.4 million in 1996 and $1.5 million in 1995. Sublease rental income in the amount of $.4 million was recorded in 1995. Interest paid under all financing and leasing arrangements during 1997, 1996 and 1995 approximated interest expense.

External Collaborations

In April 1997 the Company joined a corporate consortium with Affymetrix Inc. and Bristol-Myers Squibb to fund a five-year research program in functional genomics at the Whitehead Institute for Biomedical Research. Under this agreement, the Company receives certain licensing rights to developments arising from the consortium. In addition, the Company funds research efforts of various academic collaborators in connection with its research and development programs. Total future commitments under these agreements are approximately $4.4 million in 1998, $3.5 million in 1999, $2.5 million in 2000, $2.5 million in 2001, and $1.3 million in 2002.

[9] STOCKHOLDERS' EQUITY

Preferred Stock

The Company has 5,000,000 authorized shares of Preferred Stock, $0.001 par value, issuable in one or more series, each of such series to have such rights and preferences, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as shall be determined by the Board of Directors.

Common Stock Warrants

At December 31, 1997, the Company has outstanding exercisable warrants to purchase 385,470 shares of Common Stock with a weighted average exercise price of $3.46 per share which expire through 2004.

Stock Option Plans

The 1993 Incentive Stock Plan (the 1993 Plan) allows for the granting of incentive and nonstatutory options to purchase up to 5,400,000 shares of Common Stock. Incentive options granted to employees generally vest over a four-year period. Nonstatutory options granted to consultants and other nonemployees generally vest over the period of service to the Company.

In December 1995, the Company amended the terms of outstanding option agreements to allow option holders the right to immediately exercise outstanding options, with the subsequent


[47]
share issuances being subject to a repurchase option by the Company under certain conditions according to the original option vesting schedule and exercise price. At December 31, 1997, 759,111 shares issued under the 1993 Plan are subject to the Company's repurchase option.

The 1996 Equity Incentive Plan (the 1996 Plan) effectively succeeded the 1993 Plan. The terms and conditions of the 1996 Plan are substantially consistent with those of the 1993 Plan and provide for the granting of options to purchase 4,100,000 shares of Common Stock, effective March 13, 1997.

The 1996 Director Option Plan (the Director Plan) provides that upon adoption, each then eligible non-employee director be granted a nonstatutory option to purchase 20,000 shares of Common Stock. Thereafter, each new non-employee director will be granted a nonstatutory option to purchase 30,000 shares of Common Stock upon election to the Board of Directors. Upon completion of the vesting of each option grant under the Director Plan, each non-employee director will be granted a new nonstatutory option to purchase 20,000 shares of Common Stock. All options will be issued at the then fair market value of the Common Stock, vest ratably over four years and expire ten years after date of grant. A total of 250,000 shares of Common Stock have been reserved for issuance under the Director Plan.

Under the Employee Stock Purchase Plan (the Stock Purchase Plan), eligible employees may purchase Common Stock at a price per share equal to 85% of the lower of the fair market value of the Common Stock at the beginning or end of each offering period. Participation in the offering is limited to 10% of the employee's compensation or $25,000 in any calendar year. The first offering period commenced on October 1, 1996. A total of 350,000 shares of Common Stock have been reserved for issuance under the Purchase Plan. At December 31, 1997, subscriptions were outstanding for an estimated 25,000 shares at $15.89 per share.

On March 13, 1997, the Board of Directors adopted the Company's 1997 Equity Incentive Plan (the 1997 Plan) covering 2,000,000 shares of Common Stock. The terms and conditions of the 1997 Plan are substantially consistent with those of the 1993 Plan and the 1996 Plan.

On May 27, 1997, the Board of Directors of MBio adopted the MBio 1997 Equity Incentive Plan (the MBio 1997 Plan). The plan allows for the granting of incentive and nonstatutory options to purchase up to 1,000,000 shares of Common Stock of MBio. Incentive options granted to employees generally vest over a four-year period and may be exercised sooner subject to stock repurchase provisions that vest over the same period as the original option grant. Nonstatutory options granted to consultants and other nonemployees generally vest over the period of service to the Company.

On November 3, 1997, the Board of Directors of MPMx adopted the MPMx 1997 Equity Incentive Plan (the MPMx 1997 Plan). The plan allows for the granting of incentive and nonstatutory options to purchase up to 1,200,000 shares of Common Stock of MPMx. Incentive options granted to employees generally vest over a four-year period and may be exercised sooner subject to stock repurchase provisions that vest over the same period as the original option grant. Nonstatutory options granted to consultants and other nonemployees generally vest over the period of service to the Company.

Upon employment in 1994, the chief executive officer was granted an option to purchase 533,364 shares of Common Stock for $0.30 per share. In connection therewith, the Company agreed to loan the officer up to $267,000 at 7% per annum, upon exercise of the option. In November 1995, the officer exercised this option and was issued the Common Stock, subject


[48]
to a repurchase option by the Company that lapses over four years. The resulting loan, secured by a pledge of all shares issued under the option, and related interest, is being forgiven ratably over 48 months subject to the officer's continued employment.

During 1995 and 1996, the Company granted options to purchase 1,580,682 shares of Common Stock at exercise prices below the deemed fair value for accounting purposes of the stock options at the date of grant. The Company recorded an increase to additional paid-in capital and a corresponding charge to deferred compensation in the amount of approximately $3.5 million to recognize the aggregate difference between such deemed fair value and the exercise price. The deferred compensation is being amortized over the option vesting period of four years.

The following table presents the combined activity of the 1993 Plan, 1996 Plan, 1997 Plan and the Director Plan for the years ended December 31, 1997, 1996, and 1995:

                                          1997                       1996                    1995
-------------------------------------------------------------------------------------------------------------
                                              Weighted                    Weighted                 Weighted
                                               Average                     Average                   Average
                                              Exercise                    Exercise                  Exercise
                                 Shares        Price       Shares          Price       Shares        Price
-------------------------------------------------------------------------------------------------------------
Outstanding at January 1       2,762,156       $ 9.19      2,724,261      $  .24      3,134,529      $  .14
Granted                        3,436,163       $14.79      2,497,958      $10.23      1,349,974      $  .36
Exercised                       (338,903)      $ 3.46     (2,398,265)     $  .29     (1,580,907)     $  .17
Canceled                        (395,781)      $11.49        (61,798)     $ 2.42       (179,335)     $  .10
-------------------------------------------------------------------------------------------------------------
Outstanding at December 31     5,463,635       $12.92      2,762,156      $ 9.19      2,724,261      $  .24
Options exercisable at
December 31                    1,821,654       $ 5.91      1,251,982      $ 1.78      2,148,851      $  .24

The weighted average per share fair value of options granted during 1997, 1996 and 1995 was $14.79, $6.01 and $0.16, respectively.

The following table presents weighted average price and life information about significant option groups outstanding at December 31, 1997 for the above plans:

                           Options Outstanding                                 Options Exercisable
----------------------------------------------------------------------------------------------------------
                                    Weighted Average
                                       Remaining            Weighted                          Weighted
  Range of                          Contractual Life        Average                            Average
Exercise Prices       Number             (Yrs.)          Exercise Price       Number        Exercise Price
----------------------------------------------------------------------------------------------------------
$ 0.10-$ 0.30        419,995              6.96               $ 0.21          419,995            $ 0.21
$ 0.45-$ 3.60        838,307              7.12               $ 1.32          768,512            $ 1.31
$ 4.21-$10.00        258,309              8.30               $ 7.25          100,356            $ 6.97
$12.00-$16.00      1,087,118              9.23               $14.58          210,425            $14.63
$16.50-$18.75      1,834,616              9.20               $17.05          204,897            $17.38
$19.00-$22.13      1,025,290              9.43               $19.90          117,469            $19.86
----------------------------------------------------------------------------------------------------------
                   5,463,635                                               1,821,654

At December 31, 1997, 7,722,440 shares of Common Stock were reserved for issuance upon exercise of stock options and warrants.

In 1997, the MBio 1997 Plan and the MPMx 1997 Plan granted a combined 1,271,535 options to purchase common shares at a weighted exercise price of $.45, all of which were outstanding at December 31, 1997. At December 31, 1997, options for 64,314 shares at a weighted average exercise price of $.71 were exercisable.


[49]

The following table presents weighted average price and life information about significant option groups outstanding at December 31, 1997 for the MBio and MPMx plans:

               Options Outstanding                     Options Exercisable
--------------------------------------------------------------------------
                                 Weighted Average
                                    Remaining
                                 Contractual Life
Exercise Prices      Number           (Yrs.)                Number
--------------------------------------------------------------------------
$0.05               678,000            9.84                 14,098
$0.90               593,535            9.75                 50,216
--------------------------------------------------------------------------
                    1,271,535                               64,314

FAS 123 Disclosures
Pursuant to the requirements of FAS 123, the following are the pro forma consolidated net income (loss) and consolidated net income (loss) per share for 1997, 1996 and 1995 as if the compensation cost for the stock option and stock purchase plans had been determined based on the fair value at the grant date for grants in 1997, 1996 and 1995 ($ in thousands):

                                          1997                     1996                      1995
---------------------------------------------------------------------------------------------------------
                                As Reported  Pro Forma   As Reported   Pro Forma   As Reported  Pro Forma
---------------------------------------------------------------------------------------------------------
Net income (loss)                $(81,222)    $(94,668)    $(8,768)    $(12,096)     $1,284       $1,250
Net income (loss) per share      $  (2.87)    $  (3.34)    $ (0.40)    $  (0.54)     $ 0.09       $ 0.07

The fair value of stock options and common shares issued pursuant to the Stock Option and Stock Purchase Plans at the date of grant were estimated using the Black-Scholes model with the following weighted average assumptions:

                                             Stock Options                 Stock Purchase Plan
-------------------------------------------------------------------------------------------------
                                       1997       1996       1995       1997       1996      1995
-------------------------------------------------------------------------------------------------
Expected life (years)                  4.5        3.7        2.4         .5         .5        n/a
Interest rate                         6.12%      5.94%      6.19%      6.14%      6.14%       n/a
Volatility                              .5         .7         .7         .7         .7        n/a

The Company has never declared dividends on any of its capital stock and does not expect to do so in the foreseeable future.

The effects on 1995, 1996 and 1997 pro forma net income (loss) and net income
(loss) per share of expensing the estimated fair value of stock options and common shares issued pursuant to the Stock Option and Stock Purchase Plans are not necessarily representative of the effects on reported results of operations for future years as the periods presented include only one, two and three years, respectively, of option grants and share purchases under the Company's plans.

[10] INCOME TAXES

In 1997 and 1995, the Company utilized $.2 million and $.5 million respectively of carry forward tax benefits to offset the current period income tax provision. In 1996, the Company incurred net losses.

The difference between the Company's "expected" tax provision (benefit), as computed by applying the U.S. federal corporate tax rate of 34% to income (loss) before provision for income taxes, and actual tax is reconciled in the following chart ($ in thousands):


[50]

                                                               1997          1996            1995
-------------------------------------------------------------------------------------------------
Expected tax provision (benefit) at 34%                    $ (28,710)      $(2,981)         $ 420
State tax provision (benefit) net of federal benefit          (5,067)         (526)            74
Write off of purchased research and development               33,520            --             --
Amortization of goodwill                                         958            --             --
Change in valuation allowance for deferred tax assets
allocated to tax expense                                        (175)        3,492           (515)
Other                                                           (558)           --             --
Non deductible expense                                            32            15             21
-------------------------------------------------------------------------------------------------
                                                           $      --       $    --          $  --

At December 31, 1997, the Company has unused net operating loss carryforwards of approximately $14.4 million available to reduce federal and state taxable income, and research and development tax credits of approximately $6.0 million available to offset federal income taxes, both of which expire through 2012. Due to the degree of uncertainty related to the ultimate use of the loss carryforwards and tax credits, the Company has fully reserved these tax benefits.


Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets as of December 31 are as follows ($ in thousands):


                                                        1997        1996
------------------------------------------------------------------------
Net operating loss carryforward                     $  5,758     $ 6,709
Research and development tax credit carryforward       6,422       2,342
Capitalized research costs                             7,640          --
Property and other intangible assets                   1,315          --
Other                                                  1,255         598
------------------------------------------------------------------------
Total deferred tax assets                             22,390       9,649
Valuation allowance                                 $(22,390)    $(9,649)
Net deferred tax assets                             $     --     $    --



The valuation allowance increased by $12.7 million during 1997 due primarily to the increase in research and development tax credits and the addition of various deferred tax assets related to the ChemGenics merger offset by the utilization of net operating loss carryforwards. The valuation allowance increased by $3.7 million during 1996 due primarily to the increase in net operating losses and research and development tax credits. The deferred tax assets acquired from ChemGenics are subject to review and possible adjustments by the Internal Revenue Service and may be limited due to the change in ownership provisions of the Internal Revenue Code.


Any subsequently recognized tax benefits relating to the valuation allowance for deferred tax assets as of December 31, 1997 would be allocated as follows ($ in thousands):

Reported in the statement of operations                                $21,175

Reported in additional paid-in-capital                                   1,215
--------------------------------------------------------------------------------
                                                                       $22,390

[11] SUBSEQUENT EVENTS

In January 1998, the Company extended the term of one facility lease from October 1998 to September 1999. Additional future minimum lease commitments, exclusive of property taxes and other charges are $1.3 million and $1.4 million in 1998 and 1999, respectively.


[51]