Form 10-K, Exhibit 13
period 1998-12-31
MILLENNIUM PHARMACEUTICALS INC
filed 1999-03-24
CIK 1002637

                                                                      Exhibit 13

Millennium Annual Report

Essential Inspiration

Extraordinary Innovation

Millennium Pharmaceuticals, Inc.
SELECTED FINANCIAL DATA

YEAR ENDED DECEMBER 31,                       1994         1995          1996            1997           1998
----------------------------------------------------------------------------------------------------------------
Statement of Operations Data:
(in thousands, except share and per
share data)
Revenue under strategic alliances           $ 7,963    $    22,880    $    31,764    $    89,933    $   133,682
Costs and expenses:
  Research and development                   10,990         17,838         34,803         74,828        114,190
  General and administrative                  3,240          3,292          7,973         16,517         24,419
  Acquired in-process R&D                      --             --             --           83,800           --
  Amortization of intangible asset             --             --             --            2,397          2,702
----------------------------------------------------------------------------------------------------------------
                                             14,230         21,130         42,776        177,542        141,311
----------------------------------------------------------------------------------------------------------------
Income (loss) from operations                (6,267)         1,750        (11,012)       (87,609)        (7,629)
Interest income (expense), net                 (105)          (466)         2,244          2,977          3,788
Minority interest                              --             --             --            3,410         14,179
----------------------------------------------------------------------------------------------------------------
Net income (loss)                           $(6,372)   $     1,284    $    (8,768)   $   (81,222)   $    10,338
----------------------------------------------------------------------------------------------------------------
Basic net income (loss) per share (pro
forma in 1995 and 1996)                                $      0.09    $     (0.40)   $     (2.87)   $      0.34
Shares used in computing basic net
income (loss) per share                                 13,851,639     21,696,894     28,322,722     30,319,175
Diluted net income (loss) per share (pro
forma in 1995 and 1996)                                $      0.07    $     (0.40)   $     (2.87)   $      0.33
Shares used in computing diluted net
income (loss) per share                                 17,853,914     21,696,894     28,322,722     31,508,308

YEAR ENDED DECEMBER 31,                       1994         1995          1996            1997           1998
----------------------------------------------------------------------------------------------------------------
Consolidated Balance Sheet Data:
(in thousands)
Cash, cash equivalents and marketable
securities                                  $ 6,105    $    17,847     $   63,848    $    96,557    $   190,964
Working capital                               3,151         10,498         60,273         85,571        178,395
Total assets                                 10,101         25,105         87,744        144,513        257,954
Long-term debt, net of current portion        3,067          1,467              -              -              -
Capital lease obligation, net of current
portion                                       2,359          2,499          9,308         19,809         24,827
Stockholders' equity                        $ 1,559    $    13,096     $   66,639    $    91,755    $   206,362

Millennium Pharmaceuticals, Inc.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS


OVERVIEW

Millennium Pharmaceuticals, Inc. ("Millennium" or "the Company") incorporates large-scale genetics, genomics, high throughput screening, and informatics in an integrated science and technology platform. We apply this technology platform primarily in discovering and developing proprietary therapeutic and diagnostic human healthcare products and services. The Company has two subsidiaries, Millennium BioTherapeutics, Inc. ("MBio") and Millennium Predictive Medicine, Inc. ("MPMx"). MBio is focused on developing therapeutic proteins and antibodies, vaccines and gene therapy, and antisense products. MPMx is focused on Diagnomics(TM) (genomics-based diagnostics) and pharmacogenomics
(correlation of patient genotypes to drug responses), and on generating and integrating diverse biomedical data to provide products and services to the healthcare industry. Within the parent company, referred to herein as "MPI," Millennium focuses on the development of small-molecule drugs, on continuing development and integration of the platform, on high-throughput processes and services, and on information and informatics technologies that support our strategic alliances and discovery efforts across the entire organization.

During 1998, Millennium expanded efforts in our subsidiaries and in the parent company. We hired additional staff in research and drug discovery, informatics, biotherapeutics and diagnostics/prognostics, as well as in other support areas. Millennium formed MPMx and Millennium Information, Inc. ("MInfo") in September 1997. MInfo was established to generate and integrate biomedical data and develop information products and services for use by the healthcare industry. During 1998, Millennium combined the operations of these two subsidiaries. In January 1999, MInfo was merged with MPMx, and MPMx was the surviving corporation of the merger.

In September 1998, Millennium formed a broad alliance with Bayer AG ("Bayer"). Under the terms of this agreement, Bayer will receive access to key technologies in gene research as well as a flow of genomics-based drug development targets that Millennium discovers through our research efforts. This collaboration also gives Millennium residual rights to develop, on our own behalf, certain products derived from research conducted under the alliance. As part of the agreement, Bayer invested $96.6 million in November 1998 for approximately 4.96 million common shares of Millennium stock and made an up-front license payment of $33.4 million.

To date, all of Millennium's revenues have resulted from payments from strategic partners and United States government research grants. We have not received any revenue from the sale of products. Millennium's strategic alliances through the end of 1998 include the following: two agreements with the Wyeth-Ayerst Division of American Home Products ("AHP") in certain disorders of the central nervous system and in bacterial diseases; an agreement with Astra AB ("Astra") in inflammatory respiratory diseases; an agreement with Bayer in cardiovascular disease, areas of oncology not covered by Millennium's alliance with Lilly, osteoporosis, pain, liver fibrosis, hematology and viral infections; two agreements with Eli Lilly and Company ("Lilly") in atherosclerosis, and in select areas of oncology, as well as a third agreement, through MBio, in therapeutic proteins; an agreement with Hoffmann-La Roche, Inc. ("Roche") in obesity and type 2 diabetes; an agreement with Monsanto Company

("Monsanto") in plant agriculture; and an agreement with Pfizer, Inc. ("Pfizer") in the area of antifungal treatments. These agreements have provided the Company with various combinations of equity investments, up-front and follow-on fees and research funding, and may provide certain additional payments contingent upon the attainment of research and regulatory milestones and royalty and/or profit sharing payments based on sales of any products resulting from the collaborations.

During 1999, we expect to continue to pursue additional alliances, and will consider joint development and acquisition opportunities that may provide Millennium with access to products on the market or in later stages of commercial development than those represented within our current programs. We expect that Millennium will incur increasing expenses and may incur increasing operating losses for at least the next several years, primarily due to expansion of facilities and research and development programs, and as a result of efforts to advance acquired products or our own development programs to commercialization. Our revenues under strategic alliance and licensing arrangements may fluctuate from period to period or year to year in both timing and amounts; these fluctuations, as well as fluctuations in spending, may result in periods of profitability and periods of losses. Therefore, Millennium's results of operations for any period may not be comparable to the results of operations for any other period.


RESULTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 1998 AND DECEMBER 31, 1997

Revenue under strategic alliances increased to $133.7 million for the year ended December 31, 1998 (the "1998 Period") from $89.9 million for the year ended December 31, 1997 (the "1997 Period"). During the 1998 Period, Millennium recognized revenue from all seven of its partners in ten alliances. During the 1997 Period, Millennium recognized revenue from six partners, AHP, Astra, Lilly, Monsanto, Roche and Pfizer, in nine alliances. The 1998 Period included a $33.4 million one-time payment from Bayer received in November. In addition, during 1998, Monsanto provided $38.2 million in a combination of program and technology transfer fees, performance payments for achievement of research objectives, and payments for administrative and facilities services. The 1998 Period included a full year of research funding under our eight other alliances as well. The 1997 Period included a one-time license fee of $38 million from Monsanto in the fourth quarter.

Research and development expenses increased to $114.2 million for the 1998 Period from $74.8 million for the 1997 Period. The increase was primarily attributable to increased personnel expenses, facilities expenses, increases in spending for laboratory supplies, and external collaborations and increased equipment depreciation. We expect research and development expenses to continue to increase as personnel are added and as research and development activities are expanded to accommodate our existing strategic alliances and additional commitments that we may undertake in the future.

General and administrative expenses increased to $24.4 million for the 1998 Period from $16.5 million for the 1997 Period. The increase was primarily attributable to increased expenses for additional management and administrative personnel, as well as to increases in facilities expenses, consulting, and other professional fees associated with the expansion and increased complexity of our operations and business development efforts. We expect that general and administrative expenses will continue to increase as Millennium continues to grow.

During 1997, Millennium acquired ChemGenics Pharmaceuticals Inc. ("ChemGenics") for approximately 4.8 million shares of common stock at $21.50 per share.

In connection with the ChemGenics acquisition, Millennium incurred a nonrecurring charge of $83.8 million for acquired in-process research and development in 1997, and amortization expense of $2.7 million in 1998 and $2.4 million in 1997. The in-process research and development was charged to operations because, in management's opinion, technological feasibility for the acquired research and development had not been established and would require a significant amount of additional expenditures over a number of years.

Millennium had net interest income of $3.8 million for the 1998 Period and net interest income of $3.0 million for the 1997 Period. Interest income increased in 1998 due to the increase in our average cash balance. Interest expense grew in 1998 due to increases in capital lease obligations during that year. The minority interest of $14.2 million in 1998 and $3.4 million in 1997 represents the entire net loss of MBio. This loss is attributed completely to the minority stockholder because the minority stockholder has provided all equity funding for MBio.


YEARS ENDED DECEMBER 31, 1997 AND DECEMBER 31, 1996

Revenue under strategic alliances increased to $89.9 million for the 1997 Period from $31.8 million for the year ended December 31, 1996 (the "1996 Period"). During 1997, Millennium recognized revenue from six partners in nine alliances. During the 1996 Period, we recognized revenue from four partners, AHP, Astra, Lilly and Roche, in five alliances. The 1997 Period included an up-front license fee of $38 million from Monsanto in the fourth quarter, a full year of funding under five alliances, 11 months of funding under two alliances and a partial year of funding under the MBio alliance with Lilly. The 1996 Period included an up-front license fee from AHP and various research milestone payments. Effective March 1996, Lilly exercised its option to enter into a strategic alliance with the Company in select areas of oncology. As a result, we recognized $2.8 million of revenue that had been previously deferred.

Research and development expenses increased to $74.8 million for the 1997 Period from $34.8 million for the 1996 Period. The increase was primarily attributable to increased personnel expenses associated with staffing growth due to the ChemGenics acquisition, the establishment and staffing of MBio, and other additional research and development personnel. Related to these costs were increases in facilities expenses, increases in purchases of laboratory supplies and increased equipment depreciation.

General and administrative expenses increased to $16.5 million for the 1997 Period from $8.0 million for the 1996 Period. The increase was primarily attributable to increased expenses for additional management and administrative personnel, as well as to increases in facilities expenses, consulting and professional fees.

Millennium had net interest income of $3.0 million for the 1997 Period and net interest income of $2.2 million for the 1996 Period. Interest income grew because of an increase in our average cash balance. Interest expense grew due to additional capitalized lease obligations during 1997. The minority interest in 1997 of $3.4 million represents the entire net loss of MBio. This loss is attributed completely to the minority stockholder because the minority stockholder has provided all equity funding for MBio.


LIQUIDITY AND CAPITAL RESOURCES

Millennium has financed operations since inception primarily through strategic alliances, a public offering, private placement of equity securities, and issuance of debt and capital leases. Through December 31, 1998, Millennium has recognized approximately $286 million of revenue under strategic alliances. In November 1998, Bayer invested $96.6 million for approximately 4.96 million shares of Millennium common stock. In May 1996, we completed an initial public offering of common stock resulting in proceeds, net of underwriting discounts and offering costs, of $57.1 million. The private placement of equity securities has provided aggregate gross proceeds of approximately

$45.9 million. We have obtained $4.0 million in long-term debt, $49.1 million in capital lease financings and $1.1 million to finance a facility construction project. As of December 31, 1998, Millennium had approximately $191 million in cash, cash equivalents and marketable securities.

During 1998, Millennium acquired assets under capital leases totaling $15.2 million and expended an additional $7.6 million for equipment, leasehold improvements and construction in progress. At December 31, 1998, the aggregate outstanding commitment under capital lease obligations was $33.5 million. We expect capital expenditures to continue at a level at least as significant as expenditures in 1998 over the next several years as we expand facilities and acquire equipment to support increased research and development and other efforts. In addition, we have entered into commitments to provide security deposits associated with facilities leases of approximately $10.8 million through December 31, 1998.

The Company maintains an investment portfolio in accordance with its Investment Policy. The primary objectives of the Company's Investment Policy are to preserve principal, maintain proper liquidity to meet operating needs and maximize yields. The Company's Investment Policy specifies credit quality standards for the Company's investments and limits the amount of credit exposure to any single issue, issuer or type of investment.

The Company does not believe that there is any material market risk exposure with respect to derivative or other financial instruments which would require disclosure under this item.

As of December 31, 1998, Millennium had net operating loss carryforwards of approximately $16.5 million to offset future federal and state taxable income through 2013. Due to the degree of uncertainty related to the ultimate realization of such prior losses, no benefit has been recognized as of December 31, 1998. Moreover, Millennium's ability to utilize these losses in future years may be limited under the change of stock ownership rules of the Internal Revenue Service.

Millennium believes that existing cash and marketable securities and anticipated cash payments from its strategic alliances will be sufficient to support our operations for the foreseeable future. Our forecast of the period of time through which our financial resources will be adequate to support operations is forward-looking information, and, as such, actual results may vary. Factors that may cause actual results to vary include those described below under the heading "Factors Affecting Future Operating Results."


IMPACT OF YEAR 2000

The Year 2000 issue is the result of computer programs that were written using two digits rather than four to define the applicable year. Any computer program that has date-sensitive software may recognize a date using "00" as the year 1900 rather than the Year 2000. It is possible that this incorrect recognition of dates could cause system failures or miscalculations of data. If these errors were to occur in Millennium systems, they could cause us to be unable to process data and engage in normal business activities.

Millennium has determined that we have Year 2000 exposure in the following areas: (i) software and hardware embedded in our laboratory equipment and used in our research and development programs, (ii) computer software and hardware used in our business and facilities operations and (iii) computer systems used by vendors and suppliers with whom we do business. In addition, we have Year 2000 exposure with respect to internally developed informatics application software that is used by Millennium and certain alliance partners who have access to our technology platform.

Millennium has a Year 2000 task force that is evaluating our internal computer programs, systems and equipment and overseeing our Year 2000 efforts. We are using both internal and external resources to identify potential issues, costs and solutions to address Year 2000 concerns. For this effort, we are using procedures outlined in the Government Accounting Office's Y2K Guide. We have completed a preliminary inventory of our informatics applications, and we are conducting an in-depth assessment of this inventory. In addition, we have inventoried a substantial amount of software and hardware embedded in our laboratory and facilities equipment as part of our effort to determine Year 2000 compliance. We are also making inquiries of our important suppliers and vendors to assess their Year 2000 readiness. We have inventoried software used in our business operations as well. We intend to identify critical systems and equipment on which to focus our inquiries and testing.

To date, we have identified aspects of our computer hardware, network infrastructure and business systems that are not Year 2000 compliant. We have obtained and begun to implement vendor recommendations for correcting these deficiencies. We have also identified aspects of internally developed software applications that are not Year 2000 compliant and have begun testing and corrective programs in this area. In addition, we expect to complete an inventory and assessment of critical laboratory and facilities equipment and systems by the end of the first quarter of 1999. We expect to complete testing and remediation for critical computer hardware, network infrastructure, business systems and internally developed software applications by the end of the third quarter of 1999. We expect to complete testing and any remediation of critical laboratory and facilities equipment by the end of the year. We are not experiencing and do not anticipate any forward-looking problems.

At the current time, we expect to be able to correct the problems of which we are aware in a reasonable and timely manner. As we have not completed our evaluation of all of our critical systems, software or equipment, there can be no assurance that we will not find problems that will require us to incur substantial costs to correct or will disrupt our business. Should such problems occur, they could have a material adverse effect on our business, financial position or results of operations.

We do not currently have contingency plans for all critical aspects of our systems and operations in the event that we or any of our important suppliers or vendors are not able to become Year 2000 compliant. We expect to develop contingency plans for critical areas if we determine that we or any important vendors or suppliers are not likely to become Year 2000 compliant.

We have not incurred material remediation costs to date and we do not currently expect that the aggregate cost of our efforts will be material to our operations or financial position taken as a whole. However, it is possible that remediation costs will be greater than we anticipate and that such costs could have a material adverse effect on our financial position or results of operations. Our alliance partners or collaborators may also experience disruption as a result of the Year 2000 issue. If our alliance partners and collaborators experience disruption, it is possible that our alliances with these partners could be adversely affected, which could have a material adverse effect on our financial position and results of operations.

There can be no assurance that we will identify all Year 2000 compliance problems as a result of our efforts or that we will be able to correct compliance problems that are identified in a timely manner. If we are unable, in a timely manner, to identify and correct compliance problems in critical systems and equipment, our business, financial position and results of operations could be adversely affected.


FACTORS AFFECTING FUTURE OPERATING RESULTS

This Annual Report to Stockholders contains forward-looking statements. For this purpose, any statements contained in the Annual Report that are not statements of historical fact may be considered to be forward-looking statements. Although not a complete list of words that might identify forward-looking statements, we use the words "believes," "anticipates," "plans," "expects," "intends" and similar expressions to identify forward-looking statements. There are a number of important factors that could cause Millennium's actual results to differ materially from those indicated by forward-looking statements. These factors include, but are not limited, those listed below and elsewhere in this Annual Report to Stockholders and in the Section titled "Business-Factors which May Affect Results" in the Company's Annual Report on Form 10-K for the year ended December 31, 1998, as filed with the Securities and Exchange Commission, incorporated herein by reference.

To date, Millennium has not developed or commercialized any products or services based on our technological approaches. There can be no assurance that these approaches will enable us to successfully discover and develop life-science-based products and services. In addition, we face intense competition from commercial and academic organizations, many of which are larger and better financed.

Millennium has a substantial accumulated deficit. We may incur losses for at least the next several years, or may show periods of profitability and periods of losses. Losses may increase as we expand our infrastructure, research and development, and commercialization activities. We will require substantial additional funds for our research and development programs, operating expenses, the pursuit of regulatory approvals and expansion of our production, sales and marketing capabilities. Adequate funds for these purposes, whether through equity or debt financings, collaborative or other arrangements with corporate partners or from other sources, may not be available when needed or on terms acceptable to us. Insufficient funds could require us to delay, scale back or eliminate certain of our research and product development programs or to license third parties to commercialize products or technologies that we would otherwise develop or commercialize ourselves.

Millennium's strategy for development and commercialization of therapeutic and diagnostic products based upon our discoveries and technologies depends upon the formation of various strategic alliances, licensing and technology transfer arrangements. There can be no assurance that current or any future strategic alliances, licensing or technology transfer arrangements ultimately will be successful. If any of our strategic partners was to breach or terminate its agreement with us or otherwise fail to conduct its collaborative activities successfully in a timely manner, such breach, termination or other failure could have a material adverse effect on our business, financial condition and results of operations.

Proprietary rights relating to Millennium's future products, and to our methods and services will be protected from unauthorized use by third parties only to the extent that they are covered by valid and enforceable patents or are maintained in confidence as trade secrets. There can be no assurance that any pending patent applications relating to our products, methods and services will result in patents being issued or that any such patents will afford protection against competitors with similar technology. There may be pending or issued third-party patents relating to our methods and services and we may need to acquire licenses to, or to contest the validity of, any such patents. It is likely that we would need to expend significant funds to defend any claim that Millennium infringes a third-party patent. There can be no assurance that any license required under any such patent would be made available.

During 1998, Millennium significantly increased the scale of our operations to support the expansion of our disease research programs and alliances. The resulting growth in personnel and facilities could place significant strains on our management, operations and systems. Inability to manage such growth effectively could have a material adverse effect on the Company's business, financial position and results of operations.

Other factors that may affect our future operating results include the inherent risk of product liability claims which may result from testing, marketing and sale of pharmaceutical products, fluctuations in our quarterly operating results, our ability to continue to attract and retain qualified management and scientific staff, and the ability of our alliance partners or ourselves to obtain on a timely basis regulatory approvals for marketing and sale of products and to compete successfully in the market.

Millennium Pharmaceuticals, Inc.

Report of Independent Auditors


Board of Directors and Stockholders
Millennium Pharmaceuticals, Inc.

We have audited the accompanying consolidated balance sheets of Millennium Pharmaceuticals, Inc. as of December 31, 1998 and 1997, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Millennium Pharmaceuticals, Inc. at December 31, 1998 and 1997, and the consolidated results of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.



Ernst & Young LLP

February 8, 1999
Boston, Massachusetts

Millennium Pharmaceuticals, Inc.
CONSOLIDATED BALANCE SHEETS

December 31,                                                 1998        1997
(in thousands, except par value and shares)
-------------------------------------------------------------------------------
ASSETS
Current assets:
   Cash and cash equivalents                               $138,284    $ 69,236
   Marketable securities                                     52,680      27,321
   Due from strategic partners                                6,660         778
   Prepaid expenses and other current assets                  5,033       4,595
-------------------------------------------------------------------------------
Total current assets                                        202,657     101,930
Property and equipment, net                                  38,170      29,030
Restricted cash and other assets                             11,416       5,140
Intangible asset, net                                         5,711       8,413
-------------------------------------------------------------------------------
Total assets                                               $257,954    $144,513

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable                                         $  6,918    $  3,165
  Accrued expenses                                            6,186       4,294
  Deferred revenue                                            2,501       3,053
  Current portion of capital lease obligations                8,657       5,847
-------------------------------------------------------------------------------
Total current liabilities                                    24,262      16,359
Capital lease obligations, net of current portion            24,827      19,809
Minority interest                                             2,503      16,590
Commitments and contingencies

STOCKHOLDERS' EQUITY:
Preferred Stock, $0.001 par value;
 5,000,000 shares authorized, none issued                        --          --
Common Stock, $0.001 par value;
 100,000,000 shares authorized: 34,923,204 shares in 1998
 and 29,169,398 shares in 1997 issued and outstanding            35          29
Additional paid-in capital                                  296,370     193,254
Deferred compensation                                          (957)     (1,992)
Notes receivable from officers                                  (87)       (166)
Other Comprehensive income (loss)                                29          (4)
Accumulated  deficit                                        (89,028)    (99,366)
--------------------------------------------------------------------------------
Total stockholders' equity                                  206,362      91,755
--------------------------------------------------------------------------------
Total liabilities and stockholders' equity                 $257,954    $144,513

Millennium Pharmaceuticals, Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS

Year Ended December 31,                                                1998          1997          1996
(in thousands, except per share and share data)
--------------------------------------------------------------------------------------------------------------
Revenue under strategic alliances                               $    133,682     $     89,933     $     31,764
Costs and expenses:
     Research and development                                        114,190           74,828           34,803
     General and administrative                                       24,419           16,517            7,973
     Acquired in-process R&D                                            --             83,800             --
     Amortization of intangible asset                                  2,702            2,397             --
--------------------------------------------------------------------------------------------------------------
                                                                     141,311          177,542           42,776
--------------------------------------------------------------------------------------------------------------
Loss from operations                                                  (7,629)         (87,609)         (11,012)
Interest income                                                        6,198            4,412            3,131
Interest expense                                                      (2,410)          (1,435)            (887)
Minority interest                                                     14,179            3,410             --
--------------------------------------------------------------------------------------------------------------
Net income (loss)                                               $     10,338     $    (81,222)    $     (8,768)
--------------------------------------------------------------------------------------------------------------
Basic net income (loss) per share (pro forma in 1996)           $       0.34     $      (2.87)    $      (0.40)
Shares used in computing basic net income (loss) per share        30,319,175       28,322,722       21,696,894
Diluted net income (loss) per share (pro forma in 1996)         $       0.33     $      (2.87)    $      (0.40)
Shares used in computing diluted net income (loss) per share      31,508,308       28,322,722       21,696,894

Millennium Pharmaceuticals, Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS

Year Ended December 31,                                              1998          1997          1996
(in thousands)
--------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income (loss)                                                 $  10,338     $ (81,222)    $  (8,768)
Adjustments to reconcile net income (loss) to cash provided by
(used in) operating activities:
   Acquired in-process R&D                                             --          83,800          --
   Depreciation and amortization                                     16,284        12,168         3,867
   Minority interest                                                (14,179)       (3,410)         --
   Net loss on asset disposal                                            97           433           199
   Amortized interest income                                           --            --            (280)
   Stock compensation                                                 2,029         1,693           774
   Changes in operating assets and liabilities:
     Prepaid expenses and other current assets                         (438)       (1,706)       (1,818)
     Due from strategic partners                                     (5,882)        4,932        (3,967)
     Restricted cash and other assets                                (6,276)       (4,465)         (288)
     Accounts payable and accrued expenses                            5,645         2,962         1,856
     Deferred revenue                                                  (552)       (1,480)          433
--------------------------------------------------------------------------------------------------------
Net cash provided by (used in) operating activities                   7,066        13,705        (7,992)

INVESTING ACTIVITIES
Purchase of property and equipment                                   (7,590)       (4,256)       (3,210)
Sale of marketable securities                                        59,606        58,728        52,595
Purchase of marketable securities                                   (84,932)      (30,778)      (99,113)
--------------------------------------------------------------------------------------------------------
Net cash provided by (used in) investing activities                 (32,916)       23,694       (49,728)

FINANCING ACTIVITIES
Proceeds from sale of Common Stock and warrants                      96,600          --          57,403
Proceeds from sale of subsidiary stock                                 --          20,000          --
Acquisition of ChemGenics, net of cash acquired                        --           7,087          --
Net proceeds from employee stock purchases                            5,699         2,039           653
Payments on long-term debt                                             --          (1,467)       (1,600)
Payments of capital lease obligations                                (7,401)       (5,910)       (2,734)
Proceeds from sale of Preferred Stock                                  --            --           3,500
--------------------------------------------------------------------------------------------------------
Net cash provided by financing activities                            94,898        21,749        57,222
--------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents                     69,048        59,148          (498)
Cash and cash equivalents at beginning of year                       69,236        10,088        10,586
--------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of  year                         $ 138,284     $  69,236     $  10,088
--------------------------------------------------------------------------------------------------------
NONCASH INVESTING AND FINANCING ACTIVITIES:
Equipment acquired under capital leases                           $  15,229     $  17,426     $  11,142

Millennium Pharmaceuticals, Inc.
STATEMENTS OF STOCKHOLDERS' EQUITY


(in thousands, except shares)                Convertible Preferred Stock               Common Stock
---------------------------------------------------------------------------------------------------------
                                                   shares        amount             shares        amount
---------------------------------------------------------------------------------------------------------
Balance at December 31, 1995                     11,783,333     $  12              4,211,926       $  4
Issuance of Series D
   Convertible Preferred Stock                      388,888
Conversion of Convertible Preferred
   Stock to Common Stock                        (12,172,221)      (12)            12,172,221         12
Issuance of Common Stock                                                           5,175,000          5
Repurchase of Common Stock                                                          (342,818)
Exercise of stock warrants                                                           300,000          1
Employee stock purchases                                                           2,343,197          2
Issuance of Common Stock in
   exchange for note from officer                                                     54,625
Forgiveness of notes from officers
Deferred stock compensation
Stock compensation earned
Net loss
Unrealized loss on marketable securities
Comprehensive loss
---------------------------------------------------------------------------------------------------------
Balance at December 31, 1996                       --               --             23,914,151          24
Issuance of Common Stock                                                            4,783,688           5
Repurchase of Common Stock                                                            (87,130)
Exercise of stock warrants                                                            123,589
Employee stock purchases                                                              415,312
Forgiveness of notes from officers
Stock compensation expense
Write off deferred stock compensation
Stock compensation earned
401K stock match                                                                       19,788
Net loss
Unrealized gain on marketable securities
Comprehensive loss
---------------------------------------------------------------------------------------------------------
Balance at December 31, 1997                                                        29,169,398         29
Issuance of Common Stock                                                             4,957,660          5
Repurchase of Common Stock                                                             (55,200)
Exercise of stock warrants                                                              23,090
Employee stock purchases                                                               796,938          1
Forgiveness of notes from officers
Stock compensation expense
Write off deferred stock compensation
Stock compensation earned
401K stock match                                                                        31,318
Net income
Unrealized gain on marketable securities
Comprehensive income
---------------------------------------------------------------------------------------------------------
Balance at December 31, 1998                                                         34,923,204     $  35


                                 Notes          Other
  Additional                   Receivable   Comprehensive                    Total
    Paid-in       Deferred        from          Income      Accumulated  Stockholders'
    Capital     Compensation    Officers        (Loss)        Deficit       Equity
----------------------------------------------------------------------------------------
   $  22,722                      $(266)                      $  (9,376)    $  13,096

       3,500                                                                    3,500


      57,097                                                                   57,102
          (3)                                                                      (3)
         300                                                                      301
         654                                                                      656

          33                        (54)                                          (21)
                                     75                                            75
       3,487       $(3,487)
                       719                                                        719
                                                                 (8,768)       (8,768)
                                                $(18)                             (18)
                                                                             --------
                                                                               (8,786)
-------------------------------------------------------------------------------------
      87,790        (2,768)        (245)         (18)           (18,144)       66,639
     102,844          (247)                                                   102,602
         (23)                                                                     (23)

       2,062                                                                    2,062
                                     79                                            79
         370                                                                      370
        (119)          119
                       904                                                        904
         330                                                                      330
                                                                (81,222)      (81,222)
                                                  14                               14
                                                                             --------
                                                                              (81,208)
-------------------------------------------------------------------------------------
     193,254        (1,992)        (166)          (4)           (99,366)       91,755
      96,595                                                                   96,600
         (23)                                                                     (23)

       5,629                                                                    5,630
                                     79                                            79
         565                                                                      565
        (182)          182
                       853                                                        853
         532                                                                      532
                                                                 10,338        10,338
                                                  33                               33
                                                                             --------
                                                                               10,371
-------------------------------------------------------------------------------------
    $296,370      $   (957)      $  (87)        $ 29           $(89,028)     $206,362

Millennium Pharmaceuticals, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


December 31, 1998

[1] BASIS OF PRESENTATION

THE COMPANY

Millennium Pharmaceuticals, Inc. incorporates large-scale genetics, genomics, high throughput screening, and informatics in an integrated science and technology platform. Millennium applies this technology platform primarily in discovering and developing proprietary therapeutic and diagnostic human healthcare products and services. The consolidated financial statements include the accounts of the Company and its 82%-owned subsidiary, Millennium BioTherapeutics, Inc. ("MBio"), as well as its wholly-owned subsidiary, Millennium Predictive Medicine, Inc. ("MPMx"). As more fully described in Note 4, the consolidated financial statements include the accounts of ChemGenics Pharmaceuticals Inc. ("ChemGenics") subsequent to February 10, 1997. All intercompany transactions have been eliminated in consolidation.

RISKS AND UNCERTAINTIES

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

[2] SIGNIFICANT ACCOUNTING POLICIES

CASH EQUIVALENTS AND MARKETABLE SECURITIES

Cash equivalents consist principally of money market funds and corporate bonds with original maturities of three months or less at the date of purchase. Cash equivalents and marketable securities at December 31, 1998 and 1997 are classified as available-for-sale.

CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash equivalents and marketable securities. The Company's cash equivalents and marketable securities are held by high-credit quality financial institutions. By policy, the Company limits the credit exposure to any one financial institution. At December 31, 1998, the Company had no significant concentrations of credit risk.

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

INTANGIBLE ASSET

Goodwill recorded in connection with the ChemGenics acquisition (See Note 4) is being amortized over a period of four years.

REVENUE RECOGNITION

The Company recognizes revenue under strategic alliances as research services are performed, reimbursable expenses are incurred, certain milestones are achieved or license fees are earned.

STOCK-BASED COMPENSATION

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25), in accounting for its stock-based compensation plans, rather than the alternative fair value accounting method provided for under Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," as this alternative requires the use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, when the exercise price of options granted under these plans equals the market price of the underlying stock on the date of grant, no compensation expense is required.

ACCOUNTING PRONOUNCEMENTS

Effective January 1, 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income," which established standards for reporting and displaying comprehensive income and its components in a full set of general-purpose financial statements. The adoption of SFAS 130 resulted in revised disclosures but had no effect on the financial position, results of operations or liquidity of the Company. Comprehensive income is reported by the Company in the statements of stockholders' equity.

Effective January 1, 1998, the Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 established standards for the way that public business enterprises report information about operating segments in annual financial statements and interim financial reports. SFAS No. 131 also established standards for related disclosures about products and services, geographic areas and major customers. The adoption of SFAS No. 131 did not affect results of operations or financial position. The Company has identified three operating segments which, under the applicable provision of SFAS No. 131, have been aggregated into one reportable segment. The Company conducts business exclusively in the United States.

In June 1998, the FASB issued SFAS No.133, "Accounting for Derivative Instruments and Hedging Activities," which is effective for fiscal years beginning after June 15, 1999. The Company believes the adoption of this new accounting standard will not have a significant effect to its financial statements as the Company's investment policies prohibit the use of derivatives.

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

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts reported in the Company's balance sheets for other current assets and long-term debt approximate their fair value. The fair values of the Company's long-term debt are estimated using discounted cash flow analyses based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

NET INCOME (LOSS) PER SHARE

Net income per share for 1998 is computed using the weighted-average number of common shares and dilutive-equivalent shares from stock options and warrants using the treasury stock method. Net loss per share for 1997 is computed using the weighted-average number of common shares outstanding. Pro forma net loss per share for 1996 is computed using the weighted-average number of common shares, convertible preferred shares assuming conversion at date of issuance, and dilutive equivalent shares from stock options and warrants using the treasury-stock method. At December 31, 1998, the difference between basic and diluted shares used in the computation of earnings per share is the 1,189,133 weighted-average common equivalent shares resulting from outstanding common stock options and warrants. Historical earnings per share for 1996 has not been presented since such amount is not deemed meaningful due to the significant change in the Company's capital structure that occurred in connection with the initial public offering.

[3] SUBSIDIARIES

MILLENNIUM BIOTHERAPEUTICS, INC.

In May 1997, the Company established Millennium BioTherapeutics, Inc. ("MBio") as a subsidiary and, pursuant to a Technology Transfer and License Agreement, transferred and/or licensed certain technology to MBio in exchange for 9,000,000 shares of the subsidiary's Series A Convertible Preferred Stock. At that time, MBio entered into a strategic alliance with Eli Lilly and Company ("Lilly") for the discovery and development of novel therapeutic proteins (See Note 5). Under the terms of a related stock purchase agreement, Lilly purchased $20 million of Series B Convertible Preferred Stock of MBio for an approximate 18% equity interest in MBio. The accompanying consolidated financial statements include the accounts of MBio since inception. The minority interest included in the accompanying consolidated balance sheets reflects the equity interest of Lilly in MBio as of the balance sheet date and the minority interest included in the accompanying consolidated statements of operations represents the minority stockholder's interest in the net loss of MBio for the years ended December 31, 1998 and 1997. Since the minority stockholder has provided all equity funding, the entire net loss of MBio is attributed to the minority stockholder.

The Company is not required to provide any funds for the operations of MBio, but has entered into certain agreements with this subsidiary to provide specific services and facilities at negotiated fees. Such fees amounted to $12.2 million and $5.6 million in 1998 and 1997, respectively. The Company has subleased approximately $0.6 million of equipment to MBio under an existing capital lease agreement. All such intercompany transactions have been eliminated in consolidation.

MILLENNIUM PREDICTIVE MEDICINE, INC.

In September 1997, the Company established a wholly-owned subsidiary, Millennium Predictive Medicine, Inc. ("MPMx"), to develop products and services to optimize the prevention, diagnosis, treatment and management of disease. In addition, in September 1997, the Company incorporated Millennium Information, Inc. ("MInfo") to generate and integrate biomedical data and develop information products and services for use by the healthcare industry. The accompanying consolidated financial statements include the accounts of MPMx and MInfo since inception. During 1998, Millennium combined the operations of these two subsidiaries. In January 1999, MInfo was merged with MPMx, and MPMx was the surviving entity of the merger. All intercompany transactions with these subsidiaries have been eliminated in consolidation.

[4] MERGER

On February 10, 1997, the Company acquired ChemGenics Pharmaceuticals Inc. ("ChemGenics") for 4,783,688 shares of Common Stock at $21.50 per share, approximately $103 million in aggregate. In addition, a principal shareholder of ChemGenics received approximately $4 million in settlement of a promissory note and repurchase of warrants previously issued by ChemGenics, and outstanding warrants were purchased from another shareholder of ChemGenics for approximately $.5 million. The transaction has been recorded as a purchase for accounting purposes. Consequently, the operating results of ChemGenics have been included in the Company's financial statements from the date of acquisition, and the fair value of the issued shares has been allocated to the assets purchased and liabilities assumed based upon their respective fair values. The acquisition resulted in goodwill of $10.8 million, which is being amortized over a period of four years. Amortization expense recorded was $2.7 million in 1998 and $2.4 million in 1997. In connection with the acquisition, in 1997, the Company incurred a nonrecurring charge of $83.8 million for acquired in-process research and development which was charged to operations because, in management's opinion, technological feasibility for the acquired research and development had not been established.

The following unaudited pro forma consolidated results of operations have been prepared as if the acquisition of ChemGenics had occurred at the beginning of 1997 and 1996:

Year ended                                                      December 31, 1997     December 31, 1996
(in thousands, except share and per share amounts)
-------------------------------------------------------------------------------------------------------
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

[5] REVENUES -- STRATEGIC ALLIANCES

The Company has formed strategic alliances with major participants in marketplaces where its discovery expertise and technology platform are applicable. These agreements include alliances based on the transfer of the Company's technology platform, alliances, which combine technology transfer with a focus on a specific disease or therapeutic approach, and disease-focused programs under which the Company conducts research funded by its partners. The Company's disease-based alliances and alliances which combine technology-transfer with a disease focus are generally structured as research collaborations. Under these arrangements, the Company performs research in a specific disease area aimed at discoveries leading to novel pharmaceutical (small molecule) products. These alliances generally provide research funding over an initial period, with renewal provisions, which vary by agreement. Under these agreements, the Company's partners are required to make additional payments upon the achievement of specific research and product development milestones, and will pay royalties or in some cases profit-sharing payments to the Company based upon any product sales resulting from the collaboration.

ALLIANCES BEGINNING IN 1998

In September 1998, the Company entered into a strategic alliance with Bayer AG ("Bayer"). In November 1998, Bayer made an equity investment of $96.6 million for approximately 4.96 million shares of Millennium Common Stock. In addition, Bayer paid $33.4 million as an up-front licensing fee.

The primary goal of the alliance is for the Company to supply 225 drug targets to Bayer over a period of five years. These targets will be identified as relevant for cardiovascular disease, areas of oncology not covered by Millennium's alliance with Lilly, osteoporosis, pain, liver fibrosis, hematology and viral infections. Future payments which may be made over the full alliance term include $219 million of ongoing license and research program funding, as well as a potential of up to $116 million of performance payments for delivery of targets. Bayer has the right to cancel the agreement after two and three years if certain minimum target delivery objectives are not met.

ALLIANCES BEGINNING IN 1997

In October 1997, the Company entered into a technology transfer alliance through a collaborative agreement with Monsanto Company ("Monsanto"). Under this agreement, the Company granted to Monsanto exclusive rights to its technologies in the field of plant agriculture, as well as a nonexclusive license to its technologies outside the plant agriculture field. The Company has agreed to collaborate exclusively with Monsanto in the application of those technologies through the establishment of a subsidiary wholly owned by Monsanto. Monsanto agreed to pay $118 million in up-front, licensing and technology transfer fees over the five-year term of the agreement. Monsanto may also pay the Company up to $100 million over five years, contingent upon the achievement of mutually agreed-upon research objectives. Millennium will also receive royalty payments from the sale of products, if any, originating from the research conducted by the Monsanto subsidiary. Millennium realized $38.2 million in revenues associated with technology transfer and license fees, achievement of mutually agreed-upon research objectives, and administrative services under the agreement in 1998, and $38.0 million in revenues as an up-front payment in 1997.

In May 1997, the Company, through MBio, entered into a collaborative agreement with Lilly in connection with its program to discover and develop therapeutic proteins. The agreement covers an initial three-year period during which Lilly is providing $8-$10 million annually in research funding, with a two-year renewal option at the same funding level. Under the terms of the agreement, MBio and Lilly are jointly funding the collaborative program and each company will share the rights to use and commercialize the resulting discoveries. Additional licensing fees, development milestones and royalties will be payable by Lilly in connection with specific therapeutic protein product candidates identified through the collaboration and licensed by Lilly. MBio recorded approximately $9.1 million in revenues under this alliance in 1998 and $5.5 million under this alliance in 1997.

Through its merger with ChemGenics, the Company became engaged in an alliance with the Wyeth-Ayerst Division of American Home Products ("AHP") to discover and develop antibacterial drugs for human use, as well as a collaboration with Pfizer, Inc. ("Pfizer") to discover and develop antifungal treatments for human use. Under the terms of the AHP agreement, as amended in 1997, AHP is funding and collaborating with the Company over a five-year period ending in December 2001. AHP has the right to terminate the agreement in November 1999 if certain research objectives are not met. Under the terms of the Pfizer agreement, as amended in 1997 and 1998, Pfizer is funding a discovery program that is scheduled to conclude in December 2000.

ALLIANCES BEGINNING BEFORE 1997

In July 1996, the Company entered into a strategic alliance with AHP to discover and develop targets and assays to identify and develop small molecule drugs and vaccines for treatment and prevention of disorders of the central nervous system. In addition, this agreement provides for the license and transfer of certain technology to AHP. If certain specified research objectives are not met, AHP may terminate the agreement in September of 1999, 2000 or 2001.

In December 1995, the Company entered into a strategic alliance with Astra AB ("Astra") in the field of inflammatory respiratory diseases. Under the agreement, as amended in December 1998, Astra will continue to fund a discovery program in inflammatory respiratory diseases for a four-year period concluding in December 2002. Astra has the right to terminate the agreement in December 2000, and will be obligated to provide an early termination payment if it exercises the early termination right.

In October 1995, the Company entered into a strategic alliance with Lilly in the field of atherosclerosis. Under the terms of this agreement, Lilly purchased $8 million of Series C Convertible Preferred Stock, subsequently converted into 1,333,333 shares of Common Stock. The Lilly alliance included an option permitting Lilly to fund research in other fields. Effective March 1996, Lilly exercised this option and entered into a strategic alliance with the Company in select areas of oncology. In December 1998, the Company and Lilly amended certain terms of the oncology alliance and Lilly agreed to extend the program through March 2001.

In March 1994, the Company entered into a five-year strategic alliance with Hoffmann-La Roche Inc. ("Roche") in the fields of obesity and type 2 diabetes. Under the terms of a related stock purchase agreement, an affiliate of Roche purchased $6 million of Series B Convertible Preferred Stock, subsequently converted into 2,000,000 shares of Common Stock. This alliance is expected to conclude in March 1999.

[6] MARKETABLE SECURITIES

Marketable securities consist of high-grade corporate bonds, which are carried at fair value, with the unrealized gains and losses reported in a separate component of stockholders' equity. There have been no realized gains or losses on sales of any securities in 1998, 1997 or 1996.

The amortized cost and estimated fair value of debt securities at December 31, by contractual maturity, are shown below ($ in thousands):

                                        1998                   1997
------------------------------------------------------------------------------
                                            ESTIMATED               ESTIMATED
                                   COST     FAIR VALUE     COST     FAIR VALUE
------------------------------------------------------------------------------
Due in one year or less          $37,406     $37,435     $27,325      $27,321
Due in one year to two years      15,245      15,245          --           --
                                 ---------------------------------------------
                                 $52,651     $52,680     $27,325      $27,321
------------------------------------------------------------------------------

[7] PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31 ($ in thousands):

                                                               1998              1997
-------------------------------------------------------------------------------------
Equipment                                                    $52,921          $37,452
Leasehold improvements and construction in progress            9,779            4,576
-------------------------------------------------------------------------------------
                                                              62,700           42,028
Less accumulated depreciation and amortization                24,530           12,998
-------------------------------------------------------------------------------------

                                                             $38,170          $29,030

[8] COMMITMENTS

LEASE COMMITMENTS

The Company conducts the majority of its operations in leased facilities with leased equipment. At December 31, 1998 and 1997, respectively, the Company has capitalized leased equipment totaling $46.4 million and $33.5 million, with related accumulated amortization of $21.2 million and $12.0 million.

The Company leases its laboratory and office space under operating lease agreements with various terms and renewal options, including major facilities with lease expirations in 2003, 2013 and 2014. One of these facilities was under construction during 1998, and is expected to be occupied in the first quarter of 1999. In addition to minimum lease commitments, these lease agreements require the Company to pay its pro rata share of property taxes and building operating expenses. At December 31, 1998, the Company has pledged $10.8 million of marketable securities as security for three letters of credit for the same amount with the purpose of securing leased facilities.

At December 31, 1998, future minimum commitments under leases with noncancelable terms of more than one year are as follows ($ in thousands):

                                                                               CAPITAL         OPERATING
                                                                                LEASES           LEASES
-------------------------------------------------------------------------------------------------------------
Year:
1999                                                                            $10,378        $  15,163
2000                                                                              9,922           14,892
2001                                                                              9,115           14,133
2002                                                                              6,377           13,093
2003                                                                              3,306           12,891
Thereafter                                                                          340          101,574
                                                                                ------------------------
Total                                                                            39,438         $171,746
Less amount representing interest                                                 5,954
                                                                                -------
Present value of minimum lease payments                                          33,484
Less current portion of capital lease obligations                                 8,657
                                                                                -------
Capital lease obligations                                                       $24,827
---------------------------------------------------------------------------------------------------------------

Total rent expense was $8.5 million in 1998, $4.2 million in 1997 and $2.4 million in 1996. Sublease rental income in the amount of $0.4 million was recorded in 1998. Interest paid under all financing and leasing arrangements during 1998, 1997 and 1996 approximated interest expense.

EXTERNAL COLLABORATIONS

In April 1997, the Company joined a corporate consortium with Affymetrix Inc. and Bristol-Myers Squibb to fund a five-year research program in functional genomics at the Whitehead Institute for Biomedical Research. Under this agreement, the Company receives certain licensing rights to developments arising from the consortium. In addition, the Company funds research efforts of various academic collaborators in connection with its research and development programs. Total future fixed commitments under these agreements are approximately $6.4 million in 1999, $3.4 million in 2000, $2.6 million in 2001 and $1.3 million in 2002.

[9] STOCKHOLDERS' EQUITY

PREFERRED STOCK

The Company has 5,000,000 authorized shares of Preferred Stock, $0.001 par value, issuable in one or more series, each of such series to have such rights and preferences, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as shall be determined by the Board of Directors.

COMMON STOCK WARRANTS

At December 31, 1998, the Company has outstanding exercisable warrants to purchase 357,470 shares of Common Stock with a weighted-average exercise price of $3.49 per share, which expire through 2004.

STOCK OPTION PLANS

The 1993 Incentive Stock Plan (the 1993 Plan) allows for the granting of incentive and nonstatutory options to purchase up to 5,400,000 shares of Common Stock. Incentive options granted to employees generally vest over a four-year period. Nonstatutory options granted to consultants and other nonemployees generally vest over the period of service to the Company. In December 1995, the Company amended the terms of outstanding option agreements to allow option holders the right to immediately exercise outstanding options, with the subsequent share issuances being subject to a repurchase option by the Company under certain conditions according to the original option vesting schedule and exercise price. At December 31, 1998, 173,548 shares issued under the 1993 Plan are subject to the Company's repurchase option.

The 1996 Equity Incentive Plan (the 1996 Plan) effectively succeeded the 1993 Plan. The terms and conditions of the 1996 Plan are substantially consistent with those of the 1993 Plan and provide for the granting of options to purchase 4,100,000 shares of Common Stock, effective March 13, 1997.

The 1996 Director Option Plan (the Director Plan) provides that, upon adoption, each then-eligible nonemployee director be granted a nonstatutory option to purchase 20,000 shares of Common Stock. Thereafter, each new nonemployee director will be granted a nonstatutory option to purchase 30,000 shares of Common Stock upon election to the Board of Directors. Upon completion of the vesting of each option grant under the Director Plan, each nonemployee director will be granted a new nonstatutory option to purchase 20,000 shares of Common Stock. All options will be issued at the then fair market value of the Common Stock, vest ratably over four years and expire ten years after date of grant. A total of 250,000 shares of Common Stock have been reserved for issuance under the Director Plan.

Under the Employee Stock Purchase Plan (the Stock Purchase Plan), eligible employees may purchase Common Stock at a price per share equal to 85% of the lower of the fair market value of the Common Stock at the beginning or end of each offering period. Participation in the offering is limited to 10% of the employee's compensation or $25,000 in any calendar year. The first offering period began on October 1, 1996. A total of 350,000 shares of Common Stock have been reserved for issuance under the Purchase Plan. At December 31, 1998, subscriptions were outstanding for an estimated 42,000 shares at $13.28 per share.

In March 1997, the Board of Directors adopted the Company's 1997 Equity Incentive Plan (the 1997 Plan) covering 2,000,000 shares of Common Stock. The terms and conditions of the 1997 Plan are substantially consistent with those of the 1993 Plan and the 1996 Plan.

In 1994, the Company granted its chief executive officer an option to purchase 533,364 shares of Common Stock for $0.30 per share. In connection with the grant, the Company agreed to provide a loan of up to $267,000 at 7% per annum upon option exercise. In November 1995, the officer exercised this option. The Company made the loan and issued the Common Stock, subject to a repurchase option that lapses over four years. The loan and related interest, secured by a pledge of the shares issued, are being forgiven ratably over 48 months subject to the officer's continued employment.

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

The following table presents the combined activity of the 1993 Plan, 1996 Plan, 1997 Plan and the Director Plan for the years ended December 31, 1998, 1997 and 1996:

                                                       1998                        1997                        1996
-----------------------------------------------------------------------------------------------------------------------------
                                                         WEIGHTED-                   WEIGHTED-                   WEIGHTED-
                                                          AVERAGE                     AVERAGE                     AVERAGE
                                                       EXERCISE PRICE              EXERCISE PRICE              EXERCISE PRICE
                                            SHARES                      SHARES                      SHARES
-----------------------------------------------------------------------------------------------------------------------------
Outstanding at January 1                   5,463,635     $12.92         2,762,156     $ 9.19         2,724,261      $  .24
Granted                                    1,897,365     $18.77         3,436,163     $14.79         2,497,958      $10.23
Exercised                                   (693,618)    $ 5.85          (338,903)    $ 3.46        (2,398,265)     $  .29
Canceled                                    (554,187)    $17.35          (395,781)    $11.49           (61,798)     $ 2.42
                                          --------------------------------------------------------------------------------
Outstanding at December 31                 6,113,195     $15.13         5,463,635     $12.92         2,762,156      $ 9.19
--------------------------------------------------------------------------------------------------------------------------
Options exercisable at December 31         2,435,654     $11.51         1,821,654     $ 5.91         1,251,982      $ 1.78
--------------------------------------------------------------------------------------------------------------------------

The weighted-average per share fair value of options granted during 1998, 1997 and 1996 was $10.96, $14.79 and $6.01, respectively.

The following table presents weighted-average price and life information about significant option groups outstanding at December 31, 1998 for the above plans:

                  OPTIONS OUTSTANDING                                   OPTIONS EXERCISABLE
-------------------------------------------------------------------------------------------------------------
                                        WEIGHTED-
                                        AVERAGE
                                       REMAINING            WEIGHTED-                          WEIGHTED-
                                      CONTRACTUAL           AVERAGE                            AVERAGE
  RANGE OF EXERCISE                      LIFE               EXERCISE                           EXERCISE
        PRICES           NUMBER          (YRS.)              PRICE              NUMBER           PRICE
-------------------------------------------------------------------------------------------------------------
  $0.10-$12.00           1,024,078           6.64             $ 2.53           893,625           $ 1.86
  $12.63-$15.75          1,097,338           8.54             $14.62           405,373           $14.49
  $16.00-$16.75          1,047,853           8.32             $16.53           421,291           $16.53
  $17.00-$18.88          1,571,461           8.97             $18.22           348,893           $17.97
  $19.00-$21.00          1,019,945           8.55             $19.78           346,256           $19.75
  $21.75-$22.38            352,520           9.54             $21.96            20,216           $22.16
-------------------------------------------------------------------------------------------------------
                         6,113,195                                           2,435,654

At December 31, 1998, 7,060,823 shares of Common Stock were reserved for issuance upon exercise of stock options and warrants.

In May 1997, the Board of Directors of MBio adopted the MBio 1997 Equity Incentive Plan (the MBio 1997 Plan). The plan as amended allows for the granting of incentive and nonstatutory options to purchase up to 1,500,000 shares of common stock of MBio. Incentive options granted to employees generally vest over a four-year period and may be exercised sooner subject to stock repurchase provisions that vest over the same period as the original option grant. Nonstatutory options granted to consultants and other nonemployees generally vest over the period of service.

In November 1997, the Board of Directors of MPMx adopted the MPMx 1997 Equity Incentive Plan (the MPMx Plan). In April 1998, the Board of Directors of MInfo adopted the MInfo 1998 Equity Incentive Plan (the MInfo Plan). Both plans allow for the granting of incentive and nonstatutory options to purchase up to 1,200,000 shares of common stock of each subsidiary. Incentive options granted to employees generally vest over a four-year period and may be exercised sooner subject to stock repurchase provisions that vest over the same period as the original option grant. Nonstatutory options granted to consultants and other nonemployees generally vest over the period of service. In connection with the merger of MPMx and MInfo in January 1999, options issued under the MInfo plan were canceled, and employees were granted options to purchase shares of MPMx. The MPMx Plan was amended to increase the number of shares reserved to 2,200,000.

Through December 31, 1998, the MBio 1997 Plan, the MPMx 1997 Plan and the MInfo 1998 Plan granted a combined 3,078,539 options to purchase common shares of these subsidiaries at a weighted exercise price of $0.44 per share. During 1998, options for 2,103,248 shares at a weighted exercise price of $0.43 per share were exercised, and options for 41,281 shares at a weighted exercise price of $0.52 per share were canceled. At December 31, 1998, options for 934,010 shares at a weighted-average exercise price of $0.47 per share were outstanding and exercisable, and 1,574,062 shares are subject to the plan's repurchase option.

The following table presents weighted-average price and life information about significant option groups outstanding at December 31, 1998 for the MBio and MPMx plans:

         OPTIONS OUTSTANDING AND EXERCISABLE
------------------------------------------------------------------------
                                        WEIGHTED-    WEIGHTED-AVERAGE
                                         AVERAGE          EXERCISE
                                        REMAINING           PRICE
     EXERCISE                       CONTRACTUAL LIFE
      PRICES            NUMBER           (YRS.)
------------------------------------------------------------------------
   $.05                  497,210           9.14              $.05
   $.90-$ 1.10           436,800           9.14              $.95
------------------------------------------------------------------------
                         934,010                             $.47

SFAS NO. 123 DISCLOSURES

Pursuant to the requirements of SFAS No. 123, the following are the pro forma consolidated net income (loss) and consolidated net income (loss) per share for 1998, 1997 and 1996 as if the compensation cost for the stock option and stock purchase plans had been determined based on the fair value at the grant date for grants in 1998, 1997 and 1996 (in thousands, except per-share data):

                                                      1998                     1997                     1996
-----------------------------------------------------------------------------------------------------------------------
                                             AS REPORTED     PRO     AS REPORTED      PRO     AS REPORTED     PRO
                                                            FORMA                    FORMA                   FORMA
-----------------------------------------------------------------------------------------------------------------------
Net income (loss)                              $10,338      $(6,782)   $(81,222)   $(94,668)     $(8,768)   $(12,096)
Basic net income (loss) per share                 0.34        (0.22)      (2.87)      (3.34)       (0.40)      (0.54)
Diluted net income (loss) per share               0.33        (0.22)      (2.87)      (3.34)       (0.40)      (0.54)

The fair value of stock options and common shares issued pursuant to the Stock Option and Stock Purchase Plans at the date of grant were estimated using the Black-Scholes model with the following weighted-average assumptions:

                                                        STOCK OPTIONS                     STOCK PURCHASE PLAN
---------------------------------------------------------------------------------------------------------------------
                                                1998         1997        1996        1998         1997        1996
---------------------------------------------------------------------------------------------------------------------
Expected life (years)                           4.4          4.5         3.7          .5           .5          .5
Interest rate                                   5.36%        6.12%       5.94%       5.15%        6.14%       6.14%
Volatility                                       .7           .7          .7          .7           .7          .7

The Company has never declared dividends on any of its capital stock and does not expect to do so in the foreseeable future.

The effects on 1996, 1997 and 1998 pro forma net income (loss) and net income
(loss) per share of expensing the estimated fair value of stock options and common shares issued pursuant to the Stock Option and Stock Purchase Plans are not necessarily representative of the effects on reported results of operations for future years as the periods presented include only two, three and four years, respectively, of option grants and share purchases under the Company's plans.

[10] INCOME TAXES

The difference between the Company's "expected" tax provision (benefit), as computed by applying the U.S. federal corporate tax rate of 34% to income (loss) before minority interest and provision for income taxes, and actual tax is reconciled in the following chart ($ in thousands):

                                                                     1998             1997              1996
---------------------------------------------------------------------------------------------------------------
Loss before minority interest                                       $(3,841)         $(84,632)         $(8,768)
---------------------------------------------------------------------------------------------------------------
Expected tax benefit at 34%                                         $(1,306)         $(28,774)         $(2,981)
State tax benefit net of federal benefit                               (231)           (5,078)            (526)
Write off of purchased research and development                          --            33,520               --
Amortization of goodwill                                              1,081               958               --
Change in valuation allowance for deferred tax assets
   allocated to tax expense                                            (458)           (1,019)           3,492
Stock compensation expense                                              788               361
Nondeductible expenses                                                  126                32               15
--------------------------------------------------------------------------------------------------------------
Income tax provision                                                $    --         $      --         $    --

At December 31, 1998, the Company has unused net operating loss carryforwards of approximately $16.5 million available to reduce federal and state taxable income, and research and development tax credits of approximately $12.7 million available to offset federal and state income taxes, both of which expire through 2013. Due to the degree of uncertainty related to the ultimate use of the loss carryforwards and tax credits, the Company has fully reserved these tax benefits.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets as of December 31 are as follows ($ in thousands):

                                                                                        1998             1997
---------------------------------------------------------------------------------------------------------------
Net operating loss carryforwards                                                     $   6,556        $   5,758
Research and development tax credit carryforwards                                       12,720            6,422
Capitalized research costs                                                               5,875            7,640
Property and other intangible assets                                                     3,310            1,315
Other                                                                                    1,739            1,255
---------------------------------------------------------------------------------------------------------------
Total deferred tax assets                                                               30,200           22,390
Valuation allowance                                                                    (30,200)         (22,390)
---------------------------------------------------------------------------------------------------------------
Net deferred tax assets                                                               $    --         $    --

The valuation allowance increased by $7.8 million during 1998 due primarily to the increase in research and development tax credits and of net operating loss carryforwards. The valuation allowance increased by $12.7 million during 1997 due primarily to the increase in research and development tax credits and the addition of various deferred tax assets related to the ChemGenics merger offset by the utilization of net operating loss carryforwards. The deferred tax assets acquired from ChemGenics are subject to review and possible adjustments by the Internal Revenue Service and may be limited due to the change in ownership provisions of the Internal Revenue Code.

Any subsequently recognized tax benefits relating to the valuation allowance for deferred tax assets as of December 31, 1998 would be allocated as follows ($ in thousands):

Reported in the statement of operations             $27,420
Reported in additional paid-in capital                2,780
-----------------------------------------------------------
                                                    $30,200
                                                    =======